This document is a translation of the Japanese language original prepared solely for convenience of reference (certain portions of the Japanese language original applicable to voting procedures in Japan that are not applicable to shareholders outside Japan have been omitted). In the event of any discrepancy between this translated document and the Japanese language original, the Japanese language original shall prevail. Please note that certain portions of this document may not be applicable to shareholders outside Japan.

NOMURA

Notice of Convocation of the 122nd Annual General Meeting of Shareholders

Nomura Holdings, Inc.

To Our Shareholders,

I would like to express my sincerest gratitude for your continued support.

Over the past fiscal year, while the global economy benefited from shifts in monetary policy and increased investment in AI and digital technologies, the market environment remained uncertain due to heightened geopolitical risks and rising protectionism.

International financial markets also saw significant changes, reflecting the evolving perceptions of the U.S. dollar, rising gold prices, and growing interest in digital assets, including stablecoins.

Since the start of 2026, geopolitical tensions have intensified in the Middle East, further adding to global economic uncertainty. At the same time, it has become increasingly important to manage new financial risks, including concerns over private credit and cyber risk.

In Japan, the stock market rose sharply, supported by expectations for the new administration, progress in household asset building through the new NISA scheme, efforts by Japanese companies to enhance the profitability, and ongoing governance reforms. Although domestic markets have been affected by geopolitical risks, rising commodity prices, currency movements, and changes in the global political and economic environment, we believe that Japan's fundamentals are generally strong.

We continued to focus on expanding into private markets to complement our public businesses, providing customized services and solutions to individual clients. In May 2024, we set out our 2030 management vision of "Reaching for Sustainable Growth." We have made steady progress toward our specific targets of consistently achieving ROE of 8 to 10 percent or more and generating pretax income of over 500 billion yen.
For the full year, we reported group net revenue of 2,167.7 billion yen, pretax income of 539.8 billion yen, and net income attributable to NHI shareholders of 362.1 billion yen. This performance reflects solid progress in our medium to long-term efforts to accelerate the implementation of our recurring revenue business model, grow our stable revenue base, and deepen our global strategy. Full-year ROE was 10.1 percent and net income reached a record high for the second consecutive year.

Based on our dividend policy, we declared a year-end dividend of 24 yen per share for shareholders of record as of March 31, 2026. Combined with the interim dividend, this translates to an annual dividend of 51 yen per share.
As a result of our business transformation initiatives, profitability improved and our operating platform became even stronger. In light of this, we have decided to revise the numerical targets in our 2030 management vision. We will strive to consistently achieve ROE of 10 to 12 percent or more and pretax income of over 750 billion yen to improve capital efficiency and drive sustainable growth.

Our Purpose is "We aspire to create a better world by harnessing the power of financial markets". We will work together as a group to increase our corporate value and put our Purpose into action to ensure that we continue to meet the expectations and earn the trust our stakeholders place in us.
We look forward to your continued support.

May 2026
Kentaro Okuda
President and Group CEO
Nomura Holdings, Inc.

(Securities Code: 8604)
May 29, 2026
(Start Date of Electronic Provision Measures May 29, 2026)

To: Shareholders of Nomura Holdings, Inc.

Kentaro Okuda
Director, Representative Executive Officer,
President and Group CEO
Nomura Holdings, Inc.
1-13-1 Nihonbashi, Chuo-ku, Tokyo, JAPAN

Notice of Convocation of the Annual General Meeting of Shareholders

Dear Shareholder,

I would like to take this opportunity to thank you, our shareholder, for your support of Nomura Holdings, Inc. (the "Company"). The 122nd Annual General Meeting of Shareholders will be held as described below.

On the occasion of the convocation of this Annual General Meeting of Shareholders, measures for electronic provision have been taken regarding the information that is the content of the shareholders meeting reference documents (Electronic Provision Measures Matters), and as they have been posted on the Company's website as the "Notice of Convocation of the Annual General Meeting of Shareholders" and "Out of the Documents Describing the Electronic Provision Measures Matters, Matters not Described in the Documents for Delivery in Accordance With Document Delivery Requests Pursuant to Laws/Regulations and the Articles of Incorporation (Matters Omitted from Documents for Delivery)," please kindly confirm these by accessing the Company's website below.

The Company's website	https://www.nomuraholdings.com/en/investor/shareholders/shm.html

As the Electronic Provision Measures Matters, other than on the website above, are also posted on the website of the Tokyo Stock Exchange, Inc. (TSE), please kindly confirm these by accessing the TSE's website below (Listed Company Search) and entering/searching "Nomura Holdings" for the Issue name (company name) or "8604" for the Code, and by thereafter selecting "Basic information," "Documents for public inspection/PR information" in order and choosing "Notice of General Shareholders Meeting /Informational Materials for a General Shareholders Meeting" under "Filed information available for public inspection."

The TSE's website	https://www2.jpx.co.jp/tseHpFront/JJK020010Action.do?Show=Show

Details

1. **Date and Time:** 10:00 a.m. on Tuesday, June 23, 2026 (JST)

2. **Place:** Grand Nikko Tokyo Daiba, "Palais Royal" (first basement)
   2-6-1, Daiba, Minato-ku, Tokyo, JAPAN

3. **Agenda for the Meeting:**

Matters to be Reported:

1. Report on the content of the business report and the consolidated financial statements and report on the results of the audits of the consolidated financial statements performed by the Accounting Auditor and the Audit Committee for the 122nd fiscal year (covering the period from April 1, 2025 to March 31, 2026).

2. Report on the financial statements for the 122nd fiscal year (covering the period from April 1, 2025 to March 31, 2026).

Matter to be Resolved:

Proposal: Appointment of Eleven Directors

4. Matters Regarding the Exercise of Voting Rights:

1) If there is a repeated exercise of voting rights via electronic or magnetic means (Internet, etc.) and in writing, the exercise of voting rights via electronic or magnetic means (Internet, etc.) will be considered valid.
2) If voting rights are exercised more than once via electronic or magnetic means (Internet, etc.), the last exercise will be considered valid.
3) In the returned voting form, if there is no indication of being for/against a proposal, this will be treated as there having been a manifestation of an intent to vote in favor of the proposal.
4) If voting rights are exercised through a proxy, only one proxy per shareholder will be permitted and such proxy must be a shareholder who holds voting rights at this General Meeting of Shareholders. Please also submit documentation evidencing the necessary power of attorney along with the proxy card.

End.

Out of the Electronic Provision Measures Matters, with regard to the following matters, pursuant to laws/regulations and the provisions of Article 25 of the Company's Articles of Incorporation, they are not stated in the document that will be delivered to shareholders from whom a request for document delivery has been received. Therefore, the document that will be delivered to shareholders from whom a request for document delivery has been received, on the occasion of the preparation of the Audit Report, was a part of the objects that the Audit Committee and Accounting Auditor audited.

1. "Stocks Acquisition Rights" and "The Content of the Resolution Adopted Regarding the Maintenance of Structures such as the Structure for Ensuring Appropriate Business Activities and the Summary of the Status of the Implementation of the Structure" in the Business Report; and
2. "The notes" to the consolidated financial statements
3. "The notes" to the financial statements.

In the event of any subsequent revisions to the reference materials for the general meeting of shareholders, the business report, the consolidated financial statements, or the financial statements, there will be a posting on the Company's and the TSE's website indicated above.

Reference Materials for the General Meeting of Shareholders

Proposal and Reference Matters

Proposal : Appointment of Eleven Directors

As of the conclusion of this General Meeting, the term of office of all twelve directors will expire. Therefore, based on the decision of the Nomination Committee, the Company requests the appointment of eleven directors. Of the eleven nominees (three are female nominees), seven are outside director nominees, and the two director nominees who will concurrently serve as executive officers are Kentaro Okuda and Yutaka Nakajima.

The nominees are as follows:

No.	Name	Positions in the Company	Attendance Record at Board of Directors (Year ended March 2026)
1	**Koji Nagai** Non-Executive Director Reappointment	Chairman of the Board of Directors	100% (11/11 meetings)
2	**Kentaro Okuda** Executive Officer Reappointment	Representative Executive Officer and President Group CEO	100% (11/11 meetings)
3	**Yutaka Nakajima** Executive Officer Reappointment	Representative Executive Officer and Deputy President	91% (10/11 meetings)
4	**Shoji Ogawa** Non-Executive Director Reappointment	Member of the Audit Committee (Full-Time) Member of the Board Risk Committee	100% (11/11 meetings)
5	**Victor Chu** Outside Director, Independent Director Reappointment	Member of the Audit Committee	91% (10/11 meetings)
6	**Patricia Mosser** Outside Director, Independent Director Reappointment	Chairperson of the Board Risk Committee	100% (11/11 meetings)
7	**Takahisa Takahara** Outside Director, Independent Director Reappointment	Member of the Nomination Committee Member of the Compensation Committee	100% (11/11 meetings)
8	**Miyuki Ishiguro** Outside Director, Independent Director Reappointment	Member of the Nomination Committee Member of the Compensation Committee Member of the Board Risk Committee	100% (11/11 meetings)
9	**Masahiro Ishizuka** Outside Director, Independent Director Reappointment	Chairman of the Audit Committee	100% (11/11 meetings)
10	**Taku Oshima** Outside Director, Independent Director Reappointment	Chairman of the Nomination Committee Chairman of the Compensation Committee	100% (11/11 meetings)
11	**Nellie Liang** Outside Director, Independent Director Reappointment	Member of the Board Risk Committee	100% (9/9 meetings) *attended all meetings of the Board of Directors that were held after her assumption of the office of director.

Nomination Committee
Chairman
6
Year ended March 2026
Audit Committee
Chairman
Full-Time
13
Year ended March 2026
Compensation Committee
Chairman
5
Year ended March 2026
Board Risk Committee
Chairperson
5
Year ended March 2026
:Outside Director
:Inside Director (Non-Executive Director)











*(Number and composition in the above figure is as of the end of March 2026)

Name	Skill							
	Management	Global	Financial Industry	Accounting/ Financial	Legal Systems/ Regulations	Internal Control (including Risk Management)	Digital/IT/ DX	Sustainability
Koji Nagai	✓	✓	✓					✓
Kentaro Okuda	✓	✓	✓					✓
Yutaka Nakajima	✓	✓	✓			✓		
Shoji Ogawa		✓	✓			✓		
Victor Chu	✓	✓	✓		✓	✓		✓
Patricia Mosser		✓	✓		✓	✓	✓	
Takahisa Takahara	✓	✓						✓
Miyuki Ishiguro					✓	✓		
Masahiro Ishizuka				✓		✓		
Taku Oshima	✓	✓						✓
Nellie Liang		✓	✓		✓	✓	✓	✓

1. Koji Nagai (Jan. 25, 1959)



Chairman of the Board of Directors

Non-Executive Director

Reappointment

Attendance at Meetings of the Board of Directors:
11/11

Attendance at Meetings of the Nomination Committee:
1/1
(Number of meetings held before retirement in June 2025.)

Attendance at Meetings of the Compensation Committee:
1/1
(Number of meetings held before retirement in June 2025.)

Number of shares held:
512,942 shares of common stock

Apr. 1981	Joined the Company
Apr. 2003	Director of Nomura Securities Co., Ltd.
Jun. 2003	Senior Managing Director of Nomura Securities Co., Ltd.
Apr. 2007	Executive Managing Director of Nomura Securities Co., Ltd.
Oct. 2008	Senior Corporate Managing Director of Nomura Securities Co., Ltd.
Apr. 2009	Executive Managing Director and Executive Vice President of Nomura Securities Co., Ltd.
Apr. 2011	Co-COO and Deputy President of Nomura Securities Co., Ltd.
Apr. 2012	Senior Managing Director of the Company (concurrently Director and President of Nomura Securities Co., Ltd.)
Aug. 2012	Representative Executive Officer & Group CEO of the Company (concurrently Director and President of Nomura Securities Co., Ltd.)
Jun. 2013	Director, Representative Executive Officer & Group CEO of the Company (concurrently Director and President of Nomura Securities Co., Ltd.)
Apr. 2017	Director, Representative Executive Officer, President & Group CEO of the Company (concurrently Director and Chairman of Nomura Securities Co., Ltd.)
Apr. 2020	Chairman of the Board of Directors of the Company (concurrently Director and Chairman of Nomura Securities Co., Ltd.) (Current)

(Significant concurrent positions)

Director and Chairman of Nomura Securities Co., Ltd.

(Reasons for designation as a director nominee and expected role)

Mr. Nagai has held positions including Director, Representative Executive Officer & Group CEO of the Company and Director and President of Nomura Securities Co., Ltd., and has served as Director and Chairman of the Company since April 2020.
The Company has designated Mr. Nagai as a director nominee with the expectation that, by having Mr. Nagai, who is well-versed in the business of the Nomura Group, serve as the chair of meetings of the Board of Directors as Chairman of the Board of Directors, the quality of discussions at meetings of the Board of Directors will be enhanced, and meetings of the Board of Directors will be operated effectively and efficiently.

Mr. Nagai does not concurrently serve as an executive officer and is a non-executive director.

2.	**Kentaro Okuda**	(Nov. 7, 1963)



Representative Executive
Officer and President

Group CEO

Executive Officer
Reappointment

Attendance at Meetings of
the Board of Directors:
11/11

Number of shares held:
498,097 shares of common
stock

Apr. 1987	Joined the Company
Apr. 2010	Senior Managing Director of Nomura Securities Co., Ltd.
Apr. 2012	Senior Corporate Managing Director of Nomura Securities Co., Ltd.
Aug. 2012	Senior Corporate Managing Director of the Company (concurrently Senior Corporate Managing Director of Nomura Securities Co., Ltd.)
Apr. 2013	Senior Managing Director of the Company (concurrently Senior Corporate Managing Director of Nomura Securities Co., Ltd.)
Apr. 2015	Senior Managing Director of the Company (concurrently Executive Vice President of Nomura Securities Co., Ltd.)
Apr. 2016	Senior Managing Director of the Company (concurrently Executive Managing Director and Executive Vice President of Nomura Securities Co., Ltd.)
Apr. 2017	Senior Managing Director of the Company (concurrently Executive Vice President of Nomura Securities Co., Ltd.)
Apr. 2018	Executive Managing Director and Group Co-COO of the Company (concurrently Director, Executive Managing Director and Deputy President of Nomura Securities Co., Ltd.)
Apr. 2019	Executive Managing Director and Deputy President, Group Co-COO of the Company
Apr. 2020	Representative Executive Officer and President, Group CEO of the Company (concurrently Representative Director of Nomura Securities Co., Ltd.)
Jun. 2020	Director, Representative Executive Officer, President & Group CEO of the Company (concurrently Representative Director of Nomura Securities Co., Ltd.)
Jun. 2021	Director, Representative Executive Officer, President & Group CEO of the Company (concurrently Representative Director and President of Nomura Securities Co., Ltd.) (Current)

(Significant concurrent positions)

Representative Director and President of Nomura Securities Co., Ltd.

(Reasons for designation as a director nominee and expected role)

Mr. Okuda has held positions including Executive Managing Director and Deputy President, Group Co-COO of the Company and Director, Executive Managing Director and Deputy President of Nomura Securities Co., Ltd., and currently serves as Director, Representative Executive Officer, President & Group CEO of the Company and Representative Director and President of Nomura Securities Co., Ltd.
The majority of the Board of Directors of the Company, including Outside Directors, is made up of non-executive directors. The Company has designated him as a director nominee with the expectation that, by having a top executive concurrently serve as a director, understanding the business execution status and the status of the Company will become straightforward for the Board of Directors, and its management oversight function can be exercised more effectively.

3.	**Yutaka Nakajima**	(Aug. 2, 1965)



Representative Executive Officer and Deputy President

Executive Officer

Reappointment

Attendance at Meetings of the Board of Directors: 10/11

Number of shares held: 677,540 shares of common stock

Apr. 1988	Joined the Company
Apr. 2011	Senior Managing Director of Nomura Securities Co., Ltd.
May 2015	Senior Managing Director of the Company
Apr. 2016	Senior Managing Director of the Company (concurrently Senior Corporate Managing Director of Nomura Securities Co., Ltd.)
Apr. 2017	Senior Managing Director of the Company (concurrently Executive Managing Director and Senior Corporate Managing Director of Nomura Securities Co., Ltd.)
Apr. 2018	Senior Managing Director of the Company (concurrently Executive Managing Director and Executive Vice President of Nomura Securities Co., Ltd.)
Apr. 2019	Senior Managing Director of the Company (concurrently Director and Executive Vice President of Nomura Securities Co., Ltd.)
Apr. 2021	Senior Managing Director of the Company (concurrently Representative Director and Deputy President of Nomura Securities Co., Ltd.)
Apr. 2023	Representative Executive Officer and Deputy President of the Company (concurrently Representative Director and Deputy President of Nomura Securities Co., Ltd.)
Jun. 2023	Director, Representative Executive Officer and Deputy President of the Company (concurrently Representative Director and Deputy President of Nomura Securities Co., Ltd.) (Current)

(Significant concurrent positions)

Representative Director and Deputy President of Nomura Securities Co., Ltd.

(Reasons for designation as a director nominee and expected role)

Mr. Nakajima has held positions including Head of Global Markets, Senior Managing Director of the Company and Representative Director and Deputy President of Nomura Securities Co., Ltd., and currently serves as Director, Representative Executive Officer and Deputy President of the Company.
The majority of the Board of Directors of the Company, including Outside Directors, is made up of non-executive directors. The Company has designated him as a director nominee with the expectation that, by having a top executive concurrently serve as a director, understanding the business execution status and the status of the Company will become straightforward for the Board of Directors, and its management oversight function can be exercised more effectively.

4. Shoji Ogawa　　　(Aug. 9, 1964)



Member of the Audit Committee (Full-Time)

Member of the Board Risk Committee

Non-Executive Director Reappointment

Attendance at Meetings of the Board of Directors: 11/11

Attendance at Meetings of the Audit Committee: 13/13

Attendance at Meetings of the Board Risk Committee: 5/5

Number of shares held: 58,140 shares of common stock

Apr. 1987	Joined the Company
Apr. 2007	Head of Investment Banking Strategic Planning Dept. of Nomura Securities Co., Ltd.
Oct. 2008	Head of Capital Markets Dept. and Capital Solutions Dept. of Nomura Securities Co., Ltd.
Jul. 2009	Head of Capital Markets Dept. of Nomura Securities Co., Ltd.
Apr. 2012	Head of Investment Banking Strategic Planning Dept. of Nomura Securities Co., Ltd.
Jul. 2013	Head of Office of Audit Committee of the Company (concurrently Head of Office of Audit Committee of Nomura Securities Co., Ltd.)
Aug. 2016	Head of Office of Non-Executive Directors and Audit Committee of the Company (concurrently Head of Office of Non-Executive Directors and Audit Committee of Nomura Securities Co., Ltd.)
Apr. 2017	Senior Managing Director and Group Internal Audit of the Company (concurrently Senior Managing Director and Internal Audit of Nomura Securities Co., Ltd.)
Apr. 2021	Advisor of the Company
Jun. 2021	Director of the Company (Current)

(Significant concurrent positions)

Non-Executive Director of Nomura Holding America Inc.
Non-Executive Director of Instinet Incorporated

(Reasons for designation as a director nominee and expected role)

Mr. Ogawa has held positions including Head of Office of Audit Committee, Head of Office of Non-Executive Directors and Audit Committee and Senior Managing Director and Group Internal Audit of the Company, and he has extensive experience and knowledge in the governance, internal control and internal audit field of the Nomura Group.

If his reappointment is approved, he is slated to continue serving as a full-time member of the Audit Committee and a member of the Board Risk Committee after this Annual General Meeting of Shareholders. The Company has designated Mr. Ogawa as a director nominee with the expectation that, by adding Mr. Ogawa, who is well-versed in the business of the Nomura Group, to the Audit Committee, the effectiveness of audits by the Audit Committee will be enhanced.

Mr. Ogawa does not concurrently serve as an executive officer and is a non-executive director.

Outside Director Nominees (Nominee Numbers 5 to 11)

All seven Outside Director nominees satisfy the Independence Criteria established by the Company. Further, the Company has designated all Outside Director nominees as Independent Directors (an outside director who does not have any risk of having conflicts of interest with general shareholders in accordance with the rules of the Tokyo Stock Exchange, Inc.).

(Reference) "Independence Criteria" for Outside Directors of Nomura Holdings, Inc.

Outside Directors of Nomura Holdings, Inc. (the "Company") shall satisfy the requirements set forth below to maintain their independence from the Nomura Group (*1).

1. The person, currently, or within the last three years, in principle, shall not correspond to a person listed below.
(1) Person Related to the Company
   A person satisfying any of the following requirements shall be considered a Person Related to the Company:
   A) Executive (*2) of another company where any Executive of the Company serves as a director or officer of that company;
   B) Major shareholder of the Company (directly or indirectly holding more than 10% of the voting rights) or Executive of such major shareholder; or
   C) Partner of the Company's Accounting Auditor or employee of such firm who works on the Company's audit.
(2) A person who is a Major Lender (*3) of the Nomura Group or an executive of a Major Lender of the Nomura Group, or a person who is a person for whom the Nomura Group is a Major Lender or an executive of an organization for whom the Nomura Group is a Major Lender.
(3) A person who is a Major Business Partner (*4) of the Nomura Group or an executive (including a partner of a professional services firm, etc.) of a Major Business Partner of the Nomura Group, or a person who is a person for whom the Nomura Group is a Major Business Partner or an executive (including a partner of a professional services firm, etc.) of an organization for whom the Nomura Group is a Major Business Partner.
(4) A person receiving compensation from the Nomura Group of more than 10 million yen (an amount equivalent to US $120,000 in the case of foreign currency) per year, excluding director/officer compensation.
(5) An executive of an institution receiving more than a Certain Amount of Donation (*5) from the Company.

2. The person's spouse, relatives within the second degree of kinship or anyone who lives with the person shall not correspond to a person listed below (excluding persons in unimportant positions):
(1) Executive of the Nomura Group; or
(2) A person identified in any of subsections (1) ~ (5) in Section 1 above. (*6)

(Notes)
*1: Nomura Group shall mean the Company and the Company's subsidiaries listed as significant subsidiaries in the Business Report of the Company.
*2: Executive shall mean Executive Directors (*gyoumu shikkou torishimariyaku*), Executive Officers (*shikkouyaku*) and important employees (*jyuuyou na shiyounin*), including Senior Managing Directors (*shikkouyakuin*), etc.
*3: Major Lender shall mean a lender from which the borrower has borrowed an amount equal to or greater than 2% (excluding borrowings that are not material in terms of fungibility, repayment potential, etc.) of the consolidated total assets of the borrower.
*4: Major Business Partner shall mean a business partner whose transactions with the other party exceed 2% (excluding transactions that are not material, such as those conducted under general conditions) of such business partner's consolidated gross revenues in the last completed fiscal year.
*5: Certain Amount of Donation shall mean a donation that exceeds 10 million yen (an amount equivalent to US $120,000 in the case of foreign currency) per year or 2% of the donee institution's gross revenues or ordinary income, whichever is larger.
*6: The matters listed in 1. (1) C) shall not apply if the person is not a member of the Audit Committee, and the Company's accounting auditor has determined that such relationship does not affect their independence as the Company's accounting auditor.

End.

---

5. **Victor Chu**	(Jun. 20, 1957)



Member of the Audit Committee

Outside Director, Independent Director Reappointment

Number of years in office: 5 years

Attendance at Meetings of the Board of Directors: 10/11

Attendance at Meetings of the Audit Committee: 12/13

Number of shares held: 0 shares of common stock

Dec. 1982	Solicitor of the Supreme Court, Hong Kong
Jan. 1988	Chairman and Chief Executive Officer of First Eastern Investment Group (Current)
Oct. 1988	Director and Council Member of the Hong Kong Stock Exchange
Jun. 1992	Advisory Committee Member of the Securities and Futures Commission, Hong Kong
Aug. 2003	Foundation Board Member of the World Economic Forum
Apr. 2018	Independent Director of Airbus SE
Jun. 2021	Outside Director of the Company (Current)

(Significant concurrent positions)

Chairman and Chief Executive Officer of First Eastern Investment Group
Chair of Council, University College London
Co-Chair, International Business Council of the World Economic Forum

(Reasons for designation as an outside director nominee and expected role)

Mr. Chu established First Eastern Investment Group, an international investment company, and apart from serving as its Chairman and CEO for many years, has held key positions in Hong Kong financial circles, such as key positions at the Hong Kong Stock Exchange and the Securities and Futures Commission, Hong Kong. He has extensive experience with respect to corporate management and the finance industry, and also has a high degree of expertise with regard to law, regulation, and corporate governance, and such achievements and related insights have been evaluated highly both within and outside of the Company.

The Company has designated him as an outside director nominee with the expectation that he will continue to apply such extensive experience and high degree of expertise and independence to perform a full role as an outside director in determining important managerial matters and overseeing the business execution of the Company.

If his reappointment is approved, he is slated to continue serving as a member of the Audit Committee after this Annual General Meeting of Shareholders.

| 6. | **Patricia Mosser** | (Feb. 14, 1956) |



Chairperson of the Board
Risk Committee

Outside Director,
Independent Director
Reappointment

Number of years in office:
5 years

Attendance at Meetings of
the Board of Directors:
11/11

Attendance at Meetings of
the Board Risk Committee:
5/5

Number of shares held:
(100 ADRs (*))

Jul. 1986	Assistant Professor, Economics Department, Columbia University
Jan. 1991	Economist and Vice President of the Federal Reserve Bank of New York (FRBNY)
Nov. 2006	Senior Vice President, FRBNY, Member of the FX Forum, Executive Meeting of East Asia and Pacific (EMEAP) Central Banks, Bank for International Settlements
Jan. 2007	Board Member of the American Economic Association's Committee on the Status of Women in the Economics Profession
Jun. 2007	Member of the Markets Committee, Bank for International Settlements
Jan. 2009	Acting Systemic Open Market Account Manager for the Federal Open Market Committee (FOMC)
Oct. 2013	Deputy Director of the Office of Financial Research (OFR), U.S. Department of the Treasury
Oct. 2013	Member of the Deputies Committee of the Financial Stability Oversight Council (FSOC)
Jun. 2015	Senior Research Scholar at Columbia University's School of International and Public Affairs (Columbia SIPA)
	Director of Central Banking and Financial Policy at Columbia SIPA (Current)
Jun. 2021	Outside Director of the Company (Current)
Jul. 2025	Special Research Scholar at Columbia SIPA (Current)

(Significant concurrent positions)

Special Research Scholar
Director of Central Banking and Financial Policy
*All positions at Columbia University, School of International and Public Affairs
Independent Director of Nomura Holding America Inc.

(Reasons for designation as an outside director nominee and expected role)

Ms. Mosser, apart from her current holding of positions such as Special Research Scholar and Director of Central Banking at Columbia's School of International and Public Affairs, including the holding in the past of positions such as Deputy Director of the Office of Financial Research at the U.S. Department of the Treasury and Senior Vice President of the FRBNY, has many years of experience as an economist and central banker, and such achievements and related insights have been evaluated highly both within and outside of the Company.

The Company has designated her as an outside director nominee with the expectation that she will continue to apply such extensive experience and high degree of expertise and independence to perform a full role as an outside director in determining important managerial matters and overseeing the business execution of the Company.

If her reappointment is approved, she is slated to continue serving as a member of the Board Risk Committee (Chairperson) after this Annual General Meeting of Shareholders.

(*) American Depositary Receipts

7. Takahisa Takahara	(Jul. 12, 1961)



Member of the
Nomination Committee

Member of the
Compensation Committee

Outside Director,
Independent Director
Reappointment

Number of years in office:
5 years

Attendance at Meetings of
the Board of Directors:
11/11

Attendance at Meetings of
the Nomination Committee:
6/6

Attendance at Meetings of
the Compensation
Committee:
5/5

Number of shares held:
881 shares of common stock

Apr. 1986	Joined The Sanwa Bank, Ltd. (currently MUFG Bank, Ltd.)
Apr. 1991	Joined Unicharm Corporation
Jun. 1995	Director of Unicharm Corporation
Apr. 1996	Director, General Manager of Procurement Division and Deputy General Manager of International Division of Unicharm Corporation
Jun. 1997	Senior Director of Unicharm Corporation
Apr. 1998	Senior Director, General Manager of Feminine Hygiene Business Division of Unicharm Corporation
Oct. 2000	Senior Director, Responsible for Management Strategy of Unicharm Corporation
Jun. 2001	Representative Director, President of Unicharm Corporation
Jun. 2004	Representative Director, President & CEO of Unicharm Corporation (Current)
Jun. 2021	Outside Director of the Company (Current)

(Significant concurrent positions)

Representative Director, President & CEO of Unicharm Corporation
Outside Director of Sumitomo Corporation

(Reasons for designation as an outside director nominee and expected role)

Mr. Takahara, including his current holding of the position of Representative Director, President & CEO of Unicharm Corporation, has extensive experience with respect to corporate management, and such achievements and related insights have been evaluated highly both within and outside of the Company.

The Company has designated him as an outside director nominee with the expectation that he will continue to apply such extensive experience and high level of independence to perform a full role as an outside director in determining important managerial matters and overseeing the business execution of the Company.

If his reappointment is approved, he is slated to continue serving as a member of the Nomination Committee and a member of the Compensation Committee after this Annual General Meeting of Shareholders.

8. Miyuki Ishiguro   (Oct. 26, 1964)



Member of the Nomination Committee

Member of the Compensation Committee

Member of the Board Risk Committee

Outside Director, Independent Director
Reappointment

Number of years in office:
3 years

Attendance at Meetings of the Board of Directors:
11/11

Attendance at Meetings of the Nomination Committee:
5/5
(Number of meetings held after assumption of office.)

Attendance at Meetings of the Compensation Committee:
4/4
(Number of meetings held after assumption of office.)

Attendance at Meetings of the Board Risk Committee:
5/5

Number of shares held:
0 shares of common stock

Apr. 1991	Registered as an Attorney-at-Law and Joined Tsunematsu Yanase & Sekine (currently Nagashima Ohno & Tsunematsu)
Jan. 1999	Partner of Tsunematsu Yanase & Sekine
Jan. 2000	Partner of Nagashima Ohno & Tsunematsu (Current)
Oct. 2004	Visiting Professor, Columbia Law School
May 2015	Secretary General of the Inter-Pacific Bar Association (IPBA)
Feb. 2016	Council Member of the Radio Regulatory Council (Ministry of Internal Affairs and Communications)
Apr. 2016	Council Member of the Management Council of Hitotsubashi University
Apr. 2018	Vice President of the Tokyo Bar Association
Jun. 2023	Outside Director of the Company (Current)
Apr. 2024	President of the Inter-Pacific Bar Association (IPBA)

(Significant concurrent positions)

Partner of Nagashima Ohno & Tsunematsu
Outside Director of Lasertec Corporation
Outside Director of Hakuhodo DY Holdings Inc. (to be appointed)

(Reasons for designation as an outside director nominee and expected role)

Ms. Ishiguro, including her current holding of positions such as Partner of Nagashima Ohno & Tsunematsu and the holding in the past of positions such as President of the Inter-Pacific Bar Association (IPBA), which is an international association of business and commercial lawyers, etc., and from her many years of experience as an attorney, she is well-versed in legal systems/regulations in areas such as finance and capital markets, and such achievements and related insights have been evaluated highly both within and outside of the Company.

The Company has designated her as an outside director nominee with the expectation that she will continue to apply such extensive experience and high degree of expertise and independence to perform a full role as an outside director in determining important managerial matters and overseeing the business execution of the Company.

If her reappointment is approved, she is slated to continue serving as a member of the Nomination Committee, a member of the Compensation Committee and a member of the Board Risk Committee after this Annual General Meeting of Shareholders.

(Supplementary note regarding independence)

Although she serves as a partner of Nagashima Ohno & Tsunematsu, the amount of transactions between Nagashima Ohno & Tsunematsu and the Company in fiscal 2025 was less than 1% of Nagashima Ohno & Tsunematsu's sales. Also, there are no general retainer agreements between Ms. Ishiguro and Nagashima Ohno & Tsunematsu and the Company.

9. Masahiro Ishizuka　(Apr. 21, 1960)



Chairman of the Audit Committee

Outside Director,
Independent Director
Reappointment

Number of years in office:
3 years

Attendance at Meetings of the Board of Directors:
11/11

Attendance at Meetings of the Audit Committee:
13/13

Number of shares held:
9,900 shares of common stock

Oct. 1984	Joined Deloitte Haskins and Sells International (*1)
Apr. 1988	Registered as a Certified Public Accountant
Jun. 1997	Partner of Tohmatsu & Co. (*1)
Jan. 1998	Deloitte & Touche LLP based in New York
Oct. 2004	Head of Audit and Technology Dept. of Business Administrative Division, of Tohmatsu & Co. (*1)
Aug. 2010	Vice Chairman of the Audit Standards Committee of the Japanese Institute of Certified Public Accountants
Oct. 2010	Head of Office of Manual, of Quality Administrative Division, of Deloitte Touche Tohmatsu LLC
Nov. 2015	The Board Member of Deloitte Tohmatsu LLC (*2)
Jun. 2017	Executive Officer, General Manager of the Reputation Quality Risk Management Division of Deloitte Tohmatsu LLC (*2) and Deloitte Touche Tohmatsu LLC
Jun. 2022	Ethics Officer of Deloitte Tohmatsu Group
Jun. 2023	Outside Director of the Company (Current)

(Significant concurrent positions)

Director of Nomura Securities Co., Ltd. (*3)

(Reasons for designation as an outside director nominee and expected role)

Mr. Ishizuka has held positions such as Vice Chairman of the Audit Standards Committee of the Japanese Institute of Certified Public Accountants and Executive Officer, General Manager of the Reputation Quality Risk Management Headquarters of Deloitte Tohmatsu LLC (*2) and Deloitte Touche Tohmatsu LLC. In addition, he is well-versed in international accounting systems from his many years of experience as a Certified Public Accountant, and has a high degree of expertise with regard to international accounting systems corresponding to a Sarbanes-Oxley Act of 2002 financial expert, and such achievements and related insights have been evaluated highly both within and outside of the Company.
The Company has designated him as an outside director nominee with the expectation that he will continue to apply such extensive experience and high degree of expertise and independence to perform a full role as an outside director in determining important managerial matters and overseeing the business execution of the Company.
If his reappointment is approved, he is slated to continue serving as a member of the Audit Committee (Chairman) after this Annual General Meeting of Shareholders.

(Supplementary note regarding independence)

He served as a partner of Deloitte Touche Tohmatsu LLC until the end of May 2023. The amount of transactions between Deloitte Tohmatsu Group including Deloitte Touche Tohmatsu LLC and the Company in fiscal 2025 was less than 1% of the group's sales.

(*1) Each of the corporations is currently Deloitte Touche Tohmatsu LLC
(*2) The corporation is currently Deloitte Tohmatsu Group Japan LLC
(*3) Mr. Ishizuka, at Nomura Securities Co., Ltd., is a non-executive director and serves as a member of the Audit and Supervisory Committee (Chairman). Since he is an outside director of the Company, in accordance with Article 2, Item 15 (c) of the Companies Act, he is not an outside director of Nomura Securities Co., Ltd. and is instead a director.

10. Taku Oshima (Jul. 14, 1956)



Chairman of the
Nomination Committee

Chairman of the
Compensation
Committee

Outside Director,
Independent Director
Reappointment

Number of years in
office:
2 years

Attendance at Meetings
of the Board of Directors:
11/11

Attendance at Meetings
of the Nomination
Committee:
6/6

Attendance at Meetings
of the Compensation
Committee:
5/5

Number of shares held:
0 shares of common stock

Mar. 1980	Joined NGK INSULATORS, LTD. (*1)
Jun. 2007	Corporate Officer of NGK INSULATORS, LTD.
Jun. 2011	Corporate Executive Officer of NGK INSULATORS, LTD.
Jun. 2014	President and Representative Director of NGK INSULATORS, LTD.
Apr. 2021	Chairman and Representative Director of NGK INSULATORS, LTD. (Current)
Jun. 2024	Outside Director of the Company (Current)

(Significant concurrent positions)

Chairman and Representative Director of NGK Corporation (*2)
Outside Director of Central Japan Railway Company
Outside Director of Toho Gas Co., Ltd.

(Reasons for designation as an outside director nominee and expected role)

Mr. Oshima has held positions including President and Representative Director of NGK INSULATORS, LTD. (*1), and has extensive experience with respect to corporate management, and such achievements and related insights have been evaluated highly both within and outside of the Company.

The Company has designated him as an outside director nominee with the expectation that he will continue to apply such extensive experience and high degree of expertise and independence to perform a full role as an outside director in determining important managerial matters and overseeing the business execution of the Company.

If his reappointment is approved, he is slated to continue serving as a member of the Nomination Committee (Chairman) and a member of the Compensation Committee (Chairman) after this Annual General Meeting of Shareholders.

(*1) The corporation is currently NGK Corporation

(*2) Mr. Oshima holds the authority to execute business operations under the Companies Act as Chairman and Representative Director of NGK Corporation. However, according to the company's website (NGK Corporation > Sustainability > Governance > State of Each Organization), it states that "The chair of the Board of Directors is a non-executive director." Additionally, he is not a member of the company's Executive Committee (the body that deliberates necessary matters to assist the president in making decisions.).

11. Nellie Liang (Oct. 23, 1957)



Member of the Board Risk Committee

Outside Director,
Independent Director
Reappointment

Number of years in office:
1 year

Attendance at Meetings of the Board of Directors:
9/9
(Number of meetings held after assumption of office.)

Attendance at Meetings of the Board Risk Committee:
5/5

Number of shares held:
0 shares of common stock

Jan. 2006	Associate Director, Division of Research and Statistics, U.S. Federal Reserve Board (FRB)
Nov. 2010	Director, Division of Financial Stability, FRB
May 2016	Member, Panel of Economic Advisors, U.S. Congressional Budget Office
Mar. 2017	Senior Fellow, Economic Studies, Brookings Institution
Apr. 2017	Visiting Scholar, Monetary and Capital Markets Department, International Monetary Fund (IMF)
Aug. 2018	Lecturer, Yale University School of Management
Jul. 2021	Under Secretary for Domestic Finance, U.S. Department of the Treasury
Mar. 2023	Chair, Standing Committee on Assessment of Vulnerabilities (SCAV), Financial Stability Board (FSB)
Mar. 2025	Senior Fellow, Economic Studies, Brookings Institution (Current)
Jun. 2025	Outside Director of the Company (Current)

(Significant concurrent positions)

Senior Fellow, Economic Studies, Brookings Institution
Independent Director of Nomura Holding America Inc.

(Reasons for designation as an outside director nominee and expected role)

Ms. Liang, including the holding in the past of positions such as Under Secretary for Domestic Finance at the U.S. Department of the Treasury, Director of Division of Financial Stability of U.S. Federal Reserve Board (FRB), and Visiting Scholar of Monetary and Capital Markets at the International Monetary Fund (IMF), and has knowledge regarding finance-related regulations and many years of experience as an economist, and such achievements and related insights have been evaluated highly both within and outside of the Company.
The Company has designated her as an outside director nominee with the expectation that she will continue to apply such extensive experience and high degree of expertise and
independence to perform a full role as an outside director in determining important managerial matters and overseeing the business execution of the Company.
If her reappointment is approved, she is slated to continue serving as a member of the Board Risk Committee after this Annual General Meeting of Shareholders.

(Notes)
1. The Company has put in place three committees (the nomination, audit, and compensation committees) and adopted a corporate governance structure that separates management's oversight functions from business execution functions (Company with Three Board Committees). As the execution of the business of the Company, which is a Company with Three Board Committees, is performed by executive officers, directors who do not concurrently serve as executive officers (non-executive directors) do not perform such a function and perform mainly an oversight function.
2. There are no special interests between the Company and each of the eleven nominees.
3. The Company has entered into agreements to limit liability for damages set forth in Paragraph 1, Article 423 of the Companies Act (limitation of liability agreements) with each of the following director nominees: Mr. Shoji Ogawa, Mr. Victor Chu, Ms. Patricia Mosser, Mr. Takahisa Takahara, Ms. Miyuki Ishiguro, Mr. Masahiro Ishizuka, Mr. Taku Oshima and Ms. Nellie Liang. Liability under each such agreement is limited to either 20 million yen or the amount prescribed by laws and regulations, whichever is greater. If each nominee is reappointed at this Annual General Meeting of Shareholders, the Company is planning to maintain the limitation of liability agreements stated above with each of them.
4. The Company has entered into directors and officers liability insurance contracts set forth in Paragraph 1, Article 430-3 of the Companies Act with insurance companies, which include the eleven director nominees for reappointment as insured persons. Under such insurance contracts, there will be an indemnification of losses, such as compensation for damages and litigation costs, incurred by an insured person due to a claim for loss or damage caused by an act (including an omission) carried out on the basis of the position, such as director or officer, held by the insured person at the Company, and all insurance premiums of insured persons have been entirely borne by the Company. However, there are certain exclusions applicable to such insurance contracts such as losses caused by a deliberately fraudulent or dishonest act of individuals such as directors/officers.
At the time of contract renewal during the term of office, such insurance contracts are scheduled to be renewed.
5. The outside director nominee Mr. Taku Oshima concurrently serves as an outside director of Central Japan Railway Company. Central Japan Railway Company, regarding its inspection business for overpasses crossing Central Japan Railway Company's railway lines, commissioned by local governments and other public entities, received a cease and desist order in accordance with the Antimonopoly Act from the Japan Fair Trade Commission in December 2025.
Since the on-site inspection of Central Japan Railway Company was conducted by the Japan Fair Trade Commission on October 22, 2024, Mr. Taku Oshima has been fully performing his duties as an outside director through actions such as offering recommendations from the perspective of legal compliance and requesting, at meetings of the board of directors of Central Japan Railway Company, that the facts be investigated and appropriate measures to prevent recurrence be implemented.

End.

Report for the 122nd Fiscal Year

From April 1, 2025 to March 31, 2026

I. Current State of Nomura Group

1. Fundamental Management Policy and Structure of Business Operations

(1) Fundamental Management Policy

    ① Fundamental Management Policy

      In Fundamental Management Policy formulated by the Board of Directors, Nomura Holdings, Inc. (the "Company" or "NHI") has set the following Management Vision and Basic Vision of Group Management.

<u>Fundamental Management Policy of Nomura Holdings, Inc.</u>

(Management Vision)

    Nomura Group's management vision is to enhance its corporate value by deepening society's trust in the firm and increasing satisfaction of stakeholders, including that of shareholders and clients.

    As a global investment bank, the Company will provide high value-added solutions to clients globally, and recognizing its wider social responsibility, the Company will continue to contribute to the economic growth and development of society.

    To enhance its corporate value, the Company utilizes return on equity ("ROE") as a management indicator and will strive for sustainable business transformation.

(Basic Vision of Group Management)

(1) Nomura Group will establish its modernized growth model by itself through realizing expansion of its business in new domains. Nomura Group will also establish earning structure not subject to market condition with proper cost control and risk management.

(2) Nomura Group will aim to serve its customers at the highest level in every investment, by paying thorough attention to the needs of its customers and the market and by providing its customers with highly value-added solutions in financial and capital markets.

(3) Nomura Group will emphasize compliance with applicable laws and regulations and proper corporate behavior to carry out compliance and conduct risk management in daily business operations. Each company of Nomura Group shall respect customers' interests and comply with applicable laws and regulations relating to the business.

(4) Nomura Group seeks to ensure effective management oversight and increase management transparency.

(5) Nomura Group will contribute to expanding securities markets through daily business and continuously engage in educational activities regarding investment in order to broaden participation in the securities market.

---

    ② Purpose

  NHI celebrated its 100th anniversary in December 2025. As we look to the next one hundred years, Nomura Group established its Group Purpose that will underpin group management in April 2024. Nomura Group is dedicated to the tenets embodied in its Founder's Principles and the unwavering values ingrained in its Corporate Philosophy:

<u>Purpose</u>
We aspire to create a better world by harnessing the power of financial markets

---

    Since its founding, Nomura Group has strived to contribute to the development of financial markets. Amid a complex and rapidly changing environment, Nomura Group will continue to leverage its knowledge and expertise to deliver added value and create a better world through the financial markets. The Group Purpose articulates Nomura Group's strong resolve to work together with various stakeholders to build a better future, and its determination to continue taking on new challenges to become the best company for its clients and other stakeholders.

③ Management Vision

In May 2024, we formulated a new Management Vision for fiscal year 2030, "Reaching for Sustainable Growth", with the aim of promoting management strategies in line with our Purpose. Nomura Group continues to engage in the development of the financial and capital markets and the provision of optimal solutions to our clients by facilitating the circulation of risk capital through the provision of a wide range of financial services.

(2) Structure of Business Operations

Nomura Group has four divisions: Wealth Management Division, Investment Management Division, Wholesale Division and Banking Division. All divisions work together to manage business operations across the Group. Nomura Group shall delegate its powers to each of these business divisions to an appropriate extent and establish its business execution structure by enhancing professional skills, while strengthening global linkages among these business divisions, and fully demonstrating Nomura Group's comprehensive capabilities.

2. Progress and Results of the Nomura Group's Business Activities
(1) Summary

During the year ended March 31, 2026, while the global economy as a whole remained on a recovery track, major sources of market volatility affecting Nomura included U.S. tariff policy; a mix of optimism and concern surrounding the AI-related sector; political events in Japan; and geopolitical developments such as the situation involving Iran.

On April 2, 2025, the U.S. government announced the planned imposition of "reciprocal tariffs" targeting countries worldwide, triggering a sharp global equity sell-off and heightening concerns over a potential shift away from dollar-denominated assets. However, the following week a "90-day suspension" of the measures was announced, and markets turned to a V-shaped recovery. AI-related stocks in particular led the U.S. equity market through summer 2025, while from early autumn 2025 signs of caution about overheating also began to emerge. In the foreign exchange market, the yen appreciated to JPY 140 per U.S. dollar in April 2025 amid wariness of U.S. tariff policy, but thereafter weakened; since January 2026, despite heightened volatility, the exchange rate has generally remained within the JPY 152–160 range.

In Japan, Prime Minister Ishiba announced his resignation in September 2025, and in October 2025, the Takaichi cabinet was formed following the presidential election of the Liberal Democratic Party ("LDP"). As the new government advocated "responsible proactive fiscal policy," Japan saw a stronger trend towards rising stock prices, higher interest rates and a weaker yen. Prime Minister Takaichi further dissolved the House of Representatives in January 2026. In the general election held in February, the LDP won more than two-thirds of the seats on its own, attracting attention from overseas investors. Although the impact of tariffs became visible in certain industries, Japanese equities overall continued on an upward trend as companies managed to secure profit growth, repeatedly setting new record highs; in October 2025, the Nikkei Stock Average surpassed JPY 50,000. The index has remained at a high level in the JPY 58,000–63,000 range since mid-April 2026.

With respect to monetary policy, the U.S. economy showed signs of a modest slowdown in employment, and the Federal Reserve announced rate cuts in each of September, October, and December 2025. In Japan, after confirming in its view that the impact of the U.S.-imposed tariffs was not significant, the Bank of Japan decided in December 2025 to raise interest rates for the first time since January 2025. Japan's 10-year government bond yield strengthened its upward trend—surpassing 2% in December 2025—as markets priced in Japan's exit from deflation and the continuation of rate hikes that would accompany it. Furthermore, since the end of February 2026, crude oil prices have risen sharply due to heightened instability in the Middle East, and, affected by this development, the yield on 10-year Japanese government bonds also rose, reaching 2.5% from the end of March through April and rising to 2.6% on May 13.

On the geopolitical front, events such as the Israeli and U.S. airstrikes on Iranian nuclear facilities in June 2025; U.S. military action in Venezuela in January 2026 (resulting in the capture of the Venezuelan President); and Israeli and U.S. airstrikes on Iran commencing in February 2026 (resulting in the death of the Iranian Supreme Leader) have contributed to market instability.

Under these circumstances, we posted net revenue of ¥2,167.7 billion for the year ended March 31, 2026, an increase of 14.5% from the previous year. Non-interest expenses increased by 14.6% to ¥1,627.9 billion, income before income taxes was ¥539.8 billion, and net income attributable to the shareholders of Nomura Holdings, Inc. was ¥362.1 billion. ROE was 10.1%. EPS(1) for the year ended March 31, 2026 was ¥118.99, an increase from ¥111.03 for the year ended March 31, 2025. We have decided to pay a dividend of ¥24 per share to shareholders of record as of March 31, 2026. As a result, the total annual dividend will be ¥51 per share.

(Note):
1. Diluted net income attributable to Nomura Holdings, Inc. shareholders per share.

Consolidated Financial Results

	Billions of yen			% Change
	For the year ended			(B-A)/(A)
	March 31, 2024	March 31, 2025 (A)	March 31, 2026 (B)	
Net revenue	1,562.0	1,892.5	2,167.7	14.5
Non-interest expenses	1,288.2	1,420.5	1,627.9	14.6
Income before income taxes	273.9	472.0	539.8	14.4
Income tax expense	96.6	124.7	165.4	32.7
Net income	177.2	347.3	374.4	7.8
Less: Net income (loss) attributable to noncontrolling interests	11.4	6.5	12.3	88.0
Net income attributable to NHI shareholders	165.9	340.7	362.1	6.3
Return on shareholders' equity	5.1%	10.0%	10.1%	—

(Note)
NHI prepares its consolidated financial statements in accordance with accounting principles generally accepted in the U.S. pursuant to Article 120-3, Paragraph 1 of the Company Accounting Regulations, and has presented the financial data for NHI and its consolidated subsidiaries in accordance with those accounting principles.

Revenue distribution
For the year ended March 31, 2026



Other
Net revenue
196.9 billion yen
Income before income taxes
24.6 billion yen

Banking
Net revenue
53.9 billion yen
Income before income taxes
14.0 billion yen

Wholesale
Net revenue
1,162.2 billion yen
Income before income taxes
200.6 billion yen

Wealth Management
Net revenue
487.9 billion yen
Income before income taxes
204.0 billion yen

Investment Management
Net revenue
258.5 billion yen
Income before income taxes
88.3 billion yen

Segment total
2,159.4 billion yen

(2) Segment Information

On April 1, 2025, the Banking Division was newly established. As a result, we report our operations and business results by reporting segments correspond to the following four divisions and Other: Wealth Management, Investment Management, Wholesale and Banking and the prior period amounts have been reclassified to conform to the current year presentation.

Business Segment Results

| | Billions of yen | | | % Change |
| | For the year ended | | | (B-A)/(A) |
	March 31, 2024	March 31, 2025 (A)	March 31, 2026 (B)	
Net revenue	1,572.3	1,894.0	2,159.4	14.0
Non-interest expenses	1,288.2	1,420.5	1,627.9	14.6
Income before income taxes	284.2	473.5	531.6	12.3

■Net revenue
(Billions of yen)

		2,159.4
	1,894.0	
1,572.3		
March 31,2024	March 31,2025	March 31,2026

In business segment totals, which exclude a part of unrealized gain (loss) on investments in equity securities held for operating purposes, net revenue for the year ended March 31, 2026 was ¥2,159.4 billion, an increase of 14.0% from the previous year. Non-interest expenses for the year ended March 31, 2026 increased by 14.6% from the previous year to ¥1,627.9 billion. Income before income taxes was ¥531.6 billion for the year ended March 31, 2026, an increase of 12.3% from previous year.

Operating Results of Wealth Management

| | Billions of yen | | | % Change |
| | For the year ended | | | (B-A)/(A) |
	March 31, 2024	March 31, 2025 (A)	March 31, 2026 (B)	
Net revenue	387.0	433.6	487.9	12.5
Non-interest expenses	268.0	267.4	283.9	6.2
Income before income taxes	119.0	166.2	204.0	22.8

■Net revenue
(Billions of yen)

		487.9
	433.6	
387.0		
March 31,2024	March 31,2025	March 31,2026

In our Wealth Management Division, net revenue for the year ended March 31, 2026 increased by 12.5% from the previous year to ¥487.9 billion. Non-interest expenses increased by 6.2% to ¥283.9 billion. As a result, income before income taxes increased by 22.8% to ¥204.0 billion.

We have worked to strengthen our wealth management services by enhancing our comprehensive service offerings in line with client needs to help our clients achieve the future they envision. Amid favorable market conditions and a keen understanding of client needs, there was an increase in flow revenue, mainly due to an increase in the sales of stocks and investment trusts, particularly through face-to-face channels. Additionally, there was also an increase in recurring revenue due to the expansion of Wealth Management client assets through our initiatives to provide consulting services on the entire asset bases of our clients, which we have been working on continuously.

In addition, we aim to build a sustainable client base and expand our business over the medium to long term by establishing contact points through workplace financial services, and we have been able to successfully increase the number of clients we provide services to, including the working generation. Going forward, we will provide a wide range of wealth management services, including face-to-face consulting, non-face-to-face services using digital tools, and workplace services that address asset building needs.

Operating Results of Investment Management

| | Billions of yen | | | % Change |
| | For the year ended | | | (B-A)/(A) |
	March 31, 2024	March 31, 2025 (A)	March 31, 2026 (B)	
Net revenue	154.1	192.5	258.5	34.3
Non-interest expenses	93.9	102.9	170.2	65.5
Income before income taxes	60.2	89.6	88.3	(1.4)

■ **Net revenue**
(Billions of yen)

	March 31,2024	March 31,2025	**March 31,2026**
	154.1	192.5	258.5

In our Investment Management Division, net revenue for the year ended March 31, 2026 increased by 34.3% from the previous year to ¥258.5 billion. Non-interest expenses increased by 65.5% to ¥170.2 billion. As a result, income before income taxes decreased by 1.4% to ¥88.3 billion.

The Investment Management Division has aimed for business revenue growth by increasing assets under management and by providing higher value-added asset management services. Although the Japanese equity market experienced periods of adjustment at both the beginning and the end of the fiscal year, it remained above the level of the previous fiscal year overall. In addition, following the completion in December 2025 of the acquisition of Macquarie Group Limited's U.S. and European public asset management business, assets under management as of the end of the period rose to a record high of ¥136.9 trillion. The average balance of assets under management during the fiscal year also increased from the previous year, contributing to the growth of business revenue. While fund outflows were recorded in the acquired business, net inflows for the fiscal year totaled ¥0.4 trillion, and positive net inflows were maintained on an overall basis. Supported by the expansion of assets under management, the asset management business delivered revenue growth, while the aircraft leasing business also contributed to higher earnings through the execution of high-quality deals, resulting in an increase in sales volume. As a result, business revenue, a stable source of revenue, reached a record high. In particular, alternative assets under management as of the end of the period increased from the end of the previous fiscal year to ¥3.6 trillion, supported by solid fund inflows and investment gains. In addition, the "Nomu Wrap Fund", which enables investors to build well-balanced portfolios tailored to their investment styles, continued to attract stable inflows, with total net assets surpassing ¥1.5 trillion.

Operating Results of Wholesale

	Billions of yen			% Change
	For the year ended			(B-A)/(A)
	March 31, 2024	March 31, 2025 (A)	March 31, 2026 (B)	
Net revenue	866.1	1,057.9	1,162.2	9.9
Non-interest expenses	812.2	891.7	961.7	7.9
Income before income taxes	53.9	166.3	200.6	20.6

■**Net revenue**
(Billions of yen)

		1,162.2
	1,057.9	
866.1		
March 31,2024	March 31,2025	**March 31,2026**

The Wholesale Division consists of two businesses, Global Markets which is mainly engaged in the trading, sales and structuring of financial products, and Investment Banking which is engaged in financing and advisory businesses.

In our Wholesale Division, net revenue for the year ended March 31, 2026 increased by 9.9% from the previous year to ¥1,162.2 billion. Non-interest expenses increased by 7.9% to ¥961.7 billion. As a result, income before income taxes increased by 20.6% to ¥200.6 billion.

Global Markets

We continued to provide service and liquidity to our clients while maintaining tight risk control, as clients looked to rebalance and hedge their portfolios amid uncertain markets driven by macro-economic shifts, central banks' policy actions and geopolitical developments. We delivered steady performance by monetizing client flows and market opportunities led by Equity Products, Securitized Products and International Wealth Management.

Investment Banking

Though there were differences among regions, client activity was at a high level and we strived to meet our clients' diversified needs through our services and solutions which led to an increase in the number of deals. Contributions from Advisory and Equity Solutions in Japan, along with Advisory and Solutions including Equity Solutions and portions of lending in international regions resulted an increase in revenue.

Operating Results of Banking

	Billions of yen			% Change
	For the year ended			(B-A)/(A)
	March 31, 2024	March 31, 2025 (A)	March 31, 2026 (B)	
Net revenue	42.9	47.2	53.9	14.3
Non-interest expenses	27.8	30.8	39.9	29.5
Income before income taxes	15.1	16.4	14.0	(14.3)

■Net revenue
(Billions of yen)

	42.9	47.2	53.9
	March 31,2024	March 31,2025	**March 31,2026**

In our Banking Division, net revenue for the year ended March 31, 2026 increased by 14.3% from the previous year to ¥53.9 billion. Non-interest expenses increased by 29.5% to ¥39.9 billion. As a result, income before income taxes decreased by 14.3% to ¥14.0 billion.

In addition to strengthened collaboration across divisions, the effects of business development and marketing activities have begun to materialize, and the KPIs we track, namely loans outstanding at The Nomura Trust and Banking Co., Ltd., investment trust balance at The Nomura Trust and Banking Co., Ltd., and assets under administration at Nomura Bank (Luxembourg) S.A., showed steady growth over the year. As a result, Banking division revenues, which we position as a stable source of revenue, increased from the previous fiscal year. While expenses increased due to a core banking system renewal at The Nomura Trust and Banking Co., Ltd. and related initiatives, progress has been made in building the foundation necessary to enhance future product and service offerings.

Other

	Billions of yen			% Change
	For the year ended			(B-A)/(A)
	March 31, 2024	March 31, 2025 (A)	March 31, 2026 (B)	
Net revenue	122.2	162.9	196.9	20.9
Non-interest expenses	86.2	127.8	172.2	34.8
Income before income taxes	36.0	35.1	24.6	(29.8)

■Net revenue
(Billions of yen)

	122.2	162.9	196.9
	March 31,2024	March 31,2025	**March 31,2026**

Net revenue was ¥196.9 billion. Income before income taxes was ¥24.6 billion.

3. Financing Situation

(1) Funding situation

In terms of funding, the Company, Nomura Securities Co., Ltd., Nomura Europe Finance N.V., Nomura Bank International plc, Nomura International Funding Pte. Ltd., and Nomura Global Finance Co., Ltd. are the main group entities that borrow externally, issue debt instruments and engage in other funding activities. By raising funds to match the currencies and liquidities of our assets or by using foreign exchange swaps as necessary, we pursue optimization of our funding structures.

(2) Capital Expenditures

Capital expenditures focus primarily on system investments to accelerate globalization and standardization of IT Infrastructure with the objective of encouraging business activities further in Japan and Overseas. In Wealth Management Division, we have improved online-based services in order to provide more convenient services for our clients. In Wholesale Division, we have been continuously enhancing the trading systems as well as strengthening the infrastructure system in order to navigate through the global markets and achieve best execution more stably and efficiently.

For the year ended March 31, 2026, Nomura sold certain land and buildings located in Takanawa 2-chome, Minato-ku, Tokyo, for the effective utilization of its assets. In 2026, Nomura will relocate its headquarters to the Nihonbashi Nomura Mitsui Tower, which is being developed as part of the Nihonbashi 1-Chome Central District Category 1 Urban Redevelopment Project.

4. Results of Operations and Assets

	(billions of yen except per share data in yen)			
	119th Fiscal Year (April 1, 2022 to March 31, 2023)	120th Fiscal Year (April 1, 2023 to March 31, 2024)	121st Fiscal Year (April 1, 2024 to March 31, 2025)	122nd Fiscal Year (April 1, 2025 to March 31, 2026)
Total Revenue	2,486.7	4,157.3	4,736.7	4,758.5
Net revenue	1,335.6	1,562.0	1,892.5	2,167.7
Income before income taxes	149.5	273.9	472.0	539.8
Net income attributable to NHI shareholders	92.8	165.9	340.7	362.1
Basic-Net income attributable to NHI shareholders per share	30.86	54.97	115.30	123.08
Diluted-Net income attributable to NHI shareholders per share	29.74	52.69	111.03	118.99
Total assets	47,771.8	55,147.2	56,802.2	62,645.9
Total NHI shareholders' equity	3,148.6	3,350.2	3,470.9	3,707.9

5. Management Challenges and Strategies

The Nomura Group's business environment is undergoing significant changes. We will seek to continue to respond to these changes flexibly while maintaining an appropriate financial standing and effectively utilizing management resources through improved capital efficiency. In addition, we aim to constantly implement new initiatives with the aim of expanding existing businesses and providing value-added services to clients.

(1) *Medium-to Long-term Priority Issues*

We are pursuing sustainable growth across the entire group and working on building a business portfolio that focuses on stable and diversified revenue and improving capital efficiency.

Our vision is to advance Nomura Group to the next stage. To realize this, we launched a strategy of expanding into private markets to complement our businesses in the public markets. Based on this strategy, we have been working on promoting asset consulting business, strengthening the Investment Management Division and the Banking Division, and fostering growth and stability in the wholesale business. Additionally, we have been exploring and enhancing new areas such as Digital Financial Services including the digital asset business and sustainability sector including sustainable finance. We are promoting company-wide cost control through structural reforms. In addition, we are advancing the sophistication and efficiency of the corporate functions that form the basis of these businesses, strengthening the governance structure and risk management, evolving the human resource management strategies, further embedding our code of conduct and compliance, and promoting initiatives related to enhancing services and improving operational efficiency using AI and digital technologies and enhancing cybersecurity. For more information on the strategies in each division, please refer to the challenges and strategies in each division.

We have set a management vision, "Reaching for Sustainable Growth," as an indication of the direction of management toward fiscal year 2030, and are aiming to achieve the management quantitative targets of ROE 10-12%+ and an income before income taxes of over ¥750 billion. We will focus on the following areas to achieve these goals: (i) deepen global strategy leveraging our Japan franchise, (ii) accelerate growth of stable revenues, and (iii) further promote our strategy to provide platforms. In addition, we break down the PBR as shown in the figure below. Maximizing the absolute level of ROE is one of its key elements. Through addressing medium- to long-term priority issues, we aim to enhance our corporate value.



$$\text{PBR} = \frac{\boxed{1}\ \text{ROE}}{\boxed{2}\ \text{Cost of equity} - \boxed{3}\ \text{Expected growth rate}}$$

1 **Maximize ROE**	■ Improve profitability ■ Raise capital efficiency
2 **Lower cost of equity**	■ Smooth out earnings volatility by stabilizing and diversifying groupwide revenues
3 **Increase expected growth rate**	■ Capture growth markets ■ Realize organic and inorganic ■ Realign business portfolio

(2) *Issues in Each Division*
 The challenges and strategies in each division are as follows:

・ Wealth Management Division
 As a result of the continuous initiatives to overhaul our business model to further help clients manage their assets, the Wealth Management Division has steadily accumulated recurring revenue assets, resulting in significant growth in recurring revenue. To contribute to the improvement in the ratio of securities to the total financial assets among Japanese households, our challenge is to respond to diversifying wealth management needs. By providing comprehensive wealth management services through Nomura Securities Co., Ltd.'s nationwide network of branches, as well as its digital services, we aim to assist our clients in achieving their goals. We will continue working on improving the skills of our partners (sales representatives) while maximizing our comprehensive strengths to enhance our wide range of products and services in order to advance the wealth management business.

・ Investment Management Division
 Our Investment Management Division provides solutions that meet the diversifying investment needs of our broad client base through a wide range of asset classes and services spanning both traditional and alternative assets. We aim to realize a virtuous cycle of investment that contributes to the resolution of social issues by providing high-quality investment products meeting the diverse investment needs of clients. We regard the following trends as growth opportunities: Japan's abundant individual financial assets and the tailwind of the government's plan for promoting Japan as a leading asset management center, the growth of investment in private assets, high levels of funding demand for and investor awareness of sustainability-related investments. Amid continued downward pressure on management fees, we are working to improve our investment capabilities, increase our assets under management and increase the value added by our products and services in our public market businesses, expand our business platforms in alternative assets and other high-fee growth areas, and realize greater efficiency and cost control.

 In December 2025, NHI acquired the U.S. and European public asset management business of Macquarie Group Limited in order to increase our assets under management and to both diversify and strengthen our investment management platform and products to our clients.

・ Wholesale Division
 Our Wholesale Division faces challenges presented by increasingly sophisticated client needs and technological advancement, coupled with uncertainty in the market and macroeconomic environment. To ensure continuity of service as well as adding value to clients, we will continue to enhance collaboration across business lines, regions and divisions while further diversifying our business portfolio to stabilize revenues. We will continue to allocate financial resources in a disciplined and selective manner toward high growth opportunities, while also focusing on cost optimization.

 Global Markets aims to provide liquidity to our clients while reinforcing risk control and governance. Additionally, we aim to further diversify our business portfolio, reinforce global connectivity and cross-sell across our global client franchise leveraging our solid business foundation in Japan and competitive global products to pursue growth opportunities such as Structured Financing and Solution business, International Wealth Management business as well as Global Equities, and continue to build on the strength of our Flow Macro businesses.

 Investment Banking aims to provide seamless client experiences as we target to accelerate advisory services and financing to domestic and cross-border restructurings and industry-wide consolidations, as well as interest rate and foreign exchange solutions as volatile business environments impact our clients' businesses. We have leveraged our Japanese strengths and focus on expanding our global advisory business, while also maintaining focus on sustainability in light of its importance within the industry and to our clients. Additionally, we will accelerate group-wide collaborations as we develop tailored advice for the benefit of our clients across a range of products and services.

- Banking Division

Amid overall trends such as rising inflation, a shifting interest-rate environment, and initiatives toward the realization of Japanese government's "Policy Plan for Promoting Japan as a Leading Asset Management Center," we determined it is important to strengthen efforts to deliver more diverse, higher-quality services by leveraging Nomura's banking and trust capabilities. Accordingly, the Banking Division was established in April 2025. The Banking Division seeks to leverage the strengths of The Nomura Trust and Banking Co., Ltd. and Nomura Bank (Luxembourg) S.A. in private markets and bespoke products and meet the diverse needs of clients in areas such as asset building and estate planning.

The Nomura Trust and Banking Co., Ltd. completed a core banking system renewal in May 2025, enhancing and expanding its foundational banking systems. In April 2026, we launched a deposit sweep service that automatically transfers funds between accounts for customers who hold accounts with both Nomura Securities Co., Ltd. and The Nomura Trust and Banking Co., Ltd., improving client convenience by adding banking functionality to securities accounts and offering a financial hybrid service.

Going forward, we will continue to pursue our strategy focused on three pillars: client interaction, products and services, and systems.

- Risk Management and Compliance, etc.

We have defined our risk appetite in our Risk Appetite Statement which includes the types and level of risk that the Nomura Group is willing to assume in pursuit of our strategic objectives and business plans. Further, we continue to develop our risk management framework in a way that is strategically aligned to our business plans and incorporates decision-making by senior management, thereby securing capital soundness and enhancing our corporate value.

We have explicitly defined in our Risk Appetite Statement that all executives and employees must actively engage in risk management through our Three Lines of Defense framework. We also continuously provide training to all executives and employees, including those in our group companies, to increase our knowledge about risks as financial professionals and to develop a corporate culture that emphasizes the proper identification, assessment and management of risks.

With regard to compliance, we continue to focus on improving the management structure to comply with local laws and regulations in the countries where we operate. We also continue to review our internal systems and rules so that all executives and employees can work autonomously with high ethical standards.

So that all directors, officers and employees not only comply with laws and regulations, but also maintain a strong sense of ethics, and aiming to be a company that is truly trusted by society, we have established the "Nomura Group Code of Conduct" as the guidelines for the actions to be taken by all Nomura Group directors, officers, and employees. Through associated trainings and other measures, we are working to promote appropriate actions ("Conduct") based on the Code of Conduct. At the annual "Nomura Founding Principles and Corporate Ethics Day" held every August, we reaffirm the lessons learned from past incidents and renew our determination to prevent recurrence in order to maintain and build the trust of society and our clients. As part of this initiative, we hold discussions on appropriate conduct based on reflections on past incidents and ask participants to make a pledge to comply with the Code of Conduct. Since its implementation in December 2019, the Code of Conduct has been reviewed periodically to better respond to changes in social and economic conditions surrounding Nomura Group and to the expectations of stakeholders. Ahead of its 100th anniversary, we established the Nomura Group Purpose in 2024: "We aspire to create a better world by harnessing the power of financial markets." By putting the Nomura Group Purpose into action, we aim to realize the Nomura Group Corporate Philosophy and further embed the Code of Conduct.

By addressing and resolving the above issues, we will strive for the stability and further development of financial markets as well as the sustainable growth of the Nomura Group.

6. Major Business Activities

Nomura Group primarily operates in investment and financial services focusing on the securities business. We provide wide-ranging services to customers for both financing and investment through operations in Japan and other major financial markets around the world. Such services include securities trading and brokerage, underwriting and distribution, arrangement of offering and distribution, arrangement of private placement, principal finance, asset management, banking, other securities and financial business. We divide our business segments into four divisions consisting of Wealth Management, Investment Management, Wholesale and Banking.

In order to respond to our clients' increasingly diversified needs, we will further increase our lineup of services available to clients by focusing efforts on private assets such as private equity, credit, infrastructure and real estate, in addition to products in public markets such as listed stocks and investment trusts and other products that we have been providing so far.

7. Organizational Structure

(1) Principal place of business in Japan

The Company: Head office (Tokyo)

Nomura Securities Co., Ltd. (Head office and local branches — 104 locations in total): Tokyo (Head office and local branches — 14 locations in total), Kanto area excluding Tokyo (26 branches), Hokkaido area (5 branches), Tohoku area (7 branches), Hokuriku area (4 branches), Chubu area (13 branches), Kinki area (15 branches), Chugoku area (6 branches), Shikoku area (3 branches) and Kyushu and Okinawa area (11 branches)

Nomura Asset Management Co., Ltd. (Tokyo, Osaka, Fukuoka)

The Nomura Trust & Banking Co., Ltd. (Tokyo)

Nomura Properties, Inc. (Tokyo)

Nomura Financial Products & Services, Inc. (Tokyo)

(2) Principal place of business overseas

Nomura Securities International, Inc. (New York, U.S.)

Nomura International plc (London, U.K.)

Nomura International (Hong Kong) Limited

Nomura Singapore Limited

Instinet Incorporated (New York, U.S.)

(3) Status of Employees

	Employees	Increase / Decrease
Total	28,677	1,435 Increase

(Notes)
1. Business segments of the Nomura Group consist of four divisions: Wealth Management Division, Investment Management Division, Wholesale Division and Banking Division, along with Other. We had 6,943 employees in our Wealth Management Division, 2,645 in our Investment Management Division, 5,343 in our Wholesale Division, 938 in our Banking Division, and 12,808 in Other.
2. Number of employees consists of the total number of employees of the Company and its consolidated subsidiaries (excluding temporary employees).
3. Number of employees excludes employees seconded outside the Company and its consolidated subsidiaries.

(4) Status of Significant Subsidiaries

Name	Location	Capital (in millions)		Percentage of Voting Rights	Type of Business
Nomura Securities Co., Ltd.	Tokyo, Japan	¥	10,000	100%	Securities
Nomura Asset Management Co., Ltd.	Tokyo, Japan	¥	17,180	100%	Investment Management / Investment Advisory and Agent Services
The Nomura Trust & Banking Co., Ltd.	Tokyo, Japan	¥	57,500	100%	Banking / Trust
Nomura Properties, Inc.	Tokyo, Japan	¥	480	100%	Business Space / Facility Management
Nomura Financial Products & Services, Inc.	Tokyo, Japan	¥	176,775	100%	Financial
Nomura Asia Pacific Holdings Co., Ltd.	Tokyo, Japan	¥	10	100%	Holding Company
Nomura Global Finance Co., Ltd.	Tokyo, Japan	¥	1,050	100%	Financial
Nomura Holding America Inc.	New York, U.S.	US$	8,135.42	100%	Holding Company
Nomura Securities International, Inc.	New York, U.S.	US$	1,300.00	100% *	Securities
Nomura America Mortgage Finance, LLC	New York, U.S.	US$	1,813.49	100% *	Holding Company
Instinet Incorporated	New York, U.S.	US$	804.21	100% *	Holding Company
Nomura Asset Management International Inc.	Wilmington, U.S.	US$	1,387.83	100% *	Holding Company
Delaware Management Company	Wilmington, U.S.	US$	590.00	100% *	Investment Advisory Services
Nomura Europe Holdings plc	London, U.K.	US$	3,391.32	100%	Holding Company
Nomura International plc	London, U.K.	US$	3,241.22	100% *	Securities
Nomura International (Hong Kong) Limited	Hong Kong	¥	220,701	100% *	Securities
Nomura Singapore Limited	Singapore, Singapore	S$	367.20	100% *	Securities / Financial

(Notes)

1. "Capital" is stated in the currency on which each subsidiary's books of record are maintained. "Capital" of a subsidiary, whose paid-in capital is zero or is in nominal amount (primarily subsidiaries located in the U.S.), is disclosed in amount including additional paid-in capital. Percentages with "*" in the "Percentage of Voting Rights" column include voting rights from indirect ownership of shares.

2. The total number of consolidated subsidiaries and consolidated variable interest entities as of March 31, 2026 was 1,554. The total number of entities accounted for under the equity method of accounting such as Nomura Research Institute, Ltd. and Nomura Real Estate Holdings, Inc. was 15 as of March 31, 2026.

8. Major Lenders

Lender	Type of Loan	Loan Amount (in millions of yen)
Sumitomo Mitsui Banking Corporation	Long-term borrowing	462,799
MUFG Bank, Ltd.	Long-term borrowing	447,227
Mizuho Bank, Ltd.	Long-term borrowing	425,516
Resona Bank, Limited.	Long-term borrowing	54,100
SBI Shinsei Bank, Limited	Long-term borrowing	30,000
Sumitomo Mitsui Trust Bank, Limited	Long-term borrowing	221,783
The Chiba Bank, Ltd.	Long-term borrowing	63,254
Hachijuni Nagano Bank, Ltd.	Long-term borrowing	59,746
The Bank of Yokohama, Ltd.	Long-term borrowing	58,306
The Shizuoka Bank, Ltd.	Long-term borrowing	39,788
The Bank of Fukuoka, Ltd.	Long-term borrowing	30,981
The Norinchukin Bank	Long-term borrowing	170,000

9. Capital Management Policy

We seek to enhance shareholder value and to capture growing business opportunities by maintaining sufficient levels of capital. We will continue to review our levels of capital as appropriate, taking into consideration the economic risks inherent to operating our businesses, the regulatory requirements, and maintaining our ratings necessary to operate businesses globally.

We believe that raising corporate value over the long term and paying dividends is essential to rewarding shareholders. We will strive to pay dividends using a consolidated pay-out ratio of at least 40% of each semi-annual consolidated earnings as a key indicator.

Dividend payments will be determined taking into account a comprehensive range of factors such as, trends in domestic and international regulatory developments, including Basel regulations, as well as the Company's consolidated financial performance.

Dividends will in principle be paid on a semi-annual basis with record dates of September 30 and March 31.

Additionally, we will aim for a total payout ratio, which includes dividends and share buybacks, of at least 50%.

With respect to the retained earnings, in order to implement measures to adapt to regulatory changes and to increase shareholder value, we seek to efficiently invest in business areas where high profitability and growth may reasonably be expected, including the development and expansion of infrastructure such as IT systems and retail branches.

Dividends for the Fiscal Year

Based on our Capital Management Policy described above, we paid a dividend of ¥27 per share to shareholders of record as of September 30, 2025 and have decided to pay a dividend of ¥24 per share to shareholders of record as of March 31, 2026. As a result, the total annual dividend will be ¥51 per share.

The following table sets forth the details of dividends paid for the year ended March 31, 2026:

Resolution of Board of Directors	Record Date	Total Amount of Dividends (in millions of yen)	Dividend Per Share (yen)
October 28, 2025	September 30, 2025	79,218	27.00
April 24, 2026	March 31, 2026	69,641	24.00

II. Stocks

1. Total Number of Authorized Shares: 6,000,000,000 shares

The total number of classes of shares authorized to be issued in each class is as follows.

Type	Total Number of Shares Authorized to be Issued in Each Class
Common Stock	6,000,000,000
Class 1 Preferred Stock	200,000,000
Class 2 Preferred Stock	200,000,000
Class 3 Preferred Stock	200,000,000
Class 4 Preferred Stock	200,000,000

2. Total Number of Issued Shares: Common Stock 3,088,562,601 shares

3. Number of Shareholders: 330,631 shareholders

4. Major Shareholders (Top 10):

Names of Shareholders	Number of Shares Owned and Percentage of Shares Owned	
	(in thousand shares)	(%)
The Master Trust Bank of Japan, Ltd. (Trust Account)	482,524	16.62
Custody Bank of Japan, Ltd. (Trust Account)	155,108	5.34
State Street Bank And Trust Company 505001..	88,304	3.04
The Bank of New York Mellon as Depositary Bank for DR Holders	79,924	2.75
JPMorgan Securities Japan Co., Ltd.	51,361	1.77
JP Morgan Chase Bank 385781	43,207	1.48
Goldman Sachs Japan Co., Ltd. BNYM	34,407	1.18
The Nomura Trust and Banking Co., Ltd. (Investment Trust Account)	32,425	1.11
State Street Bank And Trust Company 505103..	27,835	0.95
JP Morgan Chase Bank 385642	27,113	0.93

(Notes)

1. The Company has 186,846 thousand shares of treasury stock as of March 31, 2026 which is not included in the major shareholders list above.

2. Figures for Number of Shares Owned are rounded down to the nearest thousand and figures for Percentage of Shares Owned are calculated excluding treasury stock.

5. Status of Treasury Stock Repurchase, Disposition and Number of Shares Held in Treasury:

(1) Repurchased shares

Common Stock .... 99,361,149 shares

Total Repurchase Amount (in thousands of yen) 101,499,075

Stocks acquired according to resolution of the Board, included above, are as follows;

Common Stock .... 99,342,500 shares

Total Repurchase Amount (in thousands of yen) 101,478,362

Reason for Repurchase

The Company plans to acquire treasury stock to raise capital efficiency and ensure a flexible capital management policy, and to deliver as stock-based compensation to executives and employees.

(2) Shares Disposed

Common Stock .... 44,489,425 shares

Aggregate Amount of Disposition (in thousands of yen) 32,417,882

(3) Shares Cancelled

Common Stock .... 75,000,000 shares

Aggregate Amount of Cancellation (in thousands of yen) 57,665,918

(4) Number of Shares Held in Treasury as of the end of fiscal year

Common Stock .... 186,846,208 shares

(5) Other Significant Matters concerning Stocks

At the meeting of the Board of Directors held on January 30, 2026, the Company adopted a resolution to repurchase shares, and the repurchase was completed by April 15, 2026.

Reasons

To raise capital efficiency and ensure a flexible capital management policy, and to deliver shares on exercise of stock-based compensation to executives and employees.

Type and aggregate number of shares to be repurchased

Common Stock ....100,000,000 shares (upper limit)

Total Repurchase Amount ....60 billion yen (upper limit)

Period of Repurchase...from February 17, 2026 to September 30, 2026

Method of Repurchase ....Purchase on the stock exchange via a trust bank

(Note)

32,551,600 shares acquired through this resolution are included in Repurchased shares and Number of Shares Held in Treasury as of the end of fiscal year.

6. Status of Stock delivered to the Directors and Executive Officers of the Company as consideration of Execution of Duties during the fiscal year:

Position	Type and Number of Stock		Number of People
Directors and Executive Officers (excluding Outside Directors)	Common stock	158,617	7

III. Matters Relating to the Company's Directors and Executive Officers

1. Status of the Directors (as of March 31, 2026)

Name	Positions and Responsibilities	Significant Concurrent Positions
Koji Nagai	Chairman of the Board of Directors	Director and Chairman of the Board of Directors of Nomura Securities Co., Ltd. (*1)
Kentaro Okuda	Director Representative Executive Officer and President Group CEO	Representative Director and President of Nomura Securities Co., Ltd. (*1)
Yutaka Nakajima	Director Representative Executive Officer and Deputy President	Representative Director and Deputy President of Nomura Securities Co., Ltd. (*1)
Shoji Ogawa	Director Member of the Audit Committee (full-time) Member of the Board Risk Committee	Non-Executive Director of Nomura Holding America Inc. (*1) Non-Executive Director of Instinet Incorporated (*1)
Victor Chu	Outside Director Member of the Audit Committee	Chairman and Chief Executive Officer of First Eastern Investment Group Chair of Council, University College London Co-Chair, International Business Council of the World Economic Forum Independent Director of Airbus SE (*2)
J. Christopher Giancarlo	Outside Director Member of the Board Risk Committee	Senior Counsel of Willkie Farr & Gallagher LLP Chair of the Board of Directors of Digital Dollar Project Independent Director of Digital Asset Holdings, LLC Independent Director of Paxos Trust Company LLC Independent Director of Nomura Securities International, Inc. (*1) (*2) Independent Director of Nomura Global Financial Products Inc. (*1) (*2)
Patricia Mosser	Outside Director Chairperson of the Board Risk Committee	Special Research Scholar* Director of Central Banking and Financial Policy* *Positions at Columbia University, School of International and Public Affairs Independent Director of Nomura Holding America Inc. (*1)
Takahisa Takahara	Outside Director Member of the Nomination Committee Member of the Compensation Committee	Representative Director, President & CEO of Unicharm Corporation Outside Director of Sumitomo Corporation
Miyuki Ishiguro	Outside Director Member of the Nomination Committee Member of the Compensation Committee Member of the Board Risk Committee	Partner of Nagashima Ohno & Tsunematsu Outside Director of Lasertec Corporation
Masahiro Ishizuka	Outside Director Chairman of the Audit Committee	Director of Nomura Securities Co., Ltd. (*1)

Taku Oshima	Outside Director	Chairman and Representative Director of NGK
	Chairman of the Nomination Committee	INSULATORS, LTD.
	Chairman of the Compensation Committee	Outside Director of Central Japan Railway Company
		Outside Director of Toho Gas Co., Ltd.
Nellie Liang	Outside Director	Senior Fellow, Economic Studies, Brookings Institution
	Member of the Board Risk Committee	Independent Director of Nomura Holding America Inc. (＊1)

(Notes)
1. Directors Victor Chu, J. Christopher Giancarlo, Patricia Mosser, Takahisa Takahara, Miyuki Ishiguro, Masahiro Ishizuka, Taku Oshima and Nellie Liang are Outside Directors, as provided for in Article 2, Item 15 of the Companies Act, and are also Independent Directors, as provided for in Article 436-2 of the Tokyo Stock Exchange, Inc.'s Securities Listing Regulations.
2. Director Masahiro Ishizuka, Chairman of the Audit Committee and a certified public accountant, is a financial expert under the Sarbanes-Oxley Act of 2002 and has considerable finance and accounting knowledge.
3. The Company has selected director Shoji Ogawa, who is well-versed in the business of the Nomura Group, as a full-time member of the Audit Committee, with the expectation that audits by the Audit Committee will be performed more effectively.
4. Companies marked with "＊1" are wholly-owned subsidiaries (including indirect ownership) of the Company.
5. Concurrent positions marked with "＊2" are positions from which a director has resigned during the period from the fiscal year-end to the date of this Business Report, or positions from which a director is scheduled to resign as of the date of this Business Report.
6. There are no special relationships between the Company and companies in which Outside Directors concurrently serve (except for those companies marked with "＊1").
7. The Company has entered into agreements to limit liability for damages set forth in Article 423, Paragraph 1 of the Companies Act with directors Shoji Ogawa, Victor Chu, J. Christopher Giancarlo, Patricia Mosser, Takahisa Takahara, Miyuki Ishiguro, Masahiro Ishizuka, Taku Oshima and Nellie Liang. Liability under each such agreement is limited to either ¥20 million or the amount prescribed by laws and regulations, whichever is greater.

2. Status of the Main Activities of the Outside Directors

Name	Status of the Main Activities
Victor Chu	Attended 10 out of 11 meetings of the Board of Directors and 12 out of 13 meetings of the Audit Committee held during the fiscal year, and appropriately made statements. In addition, with regard to the expected role as an outside director, utilizing his independence, and extensive experience and knowledge gained from being a corporate manager for many years and an expert well-versed in law, regulations and corporate governance, at meetings such as meetings of the Board of Directors, activities such as the determination of important matters and supervision of business execution have been carried out.
J. Christopher Giancarlo	Attended 10 out of 11 meetings of the Board of Directors and 4 out of 5 meetings of the Board Risk Committee held during the fiscal year, and appropriately made statements. In addition, with regard to the expected role as an outside director, utilizing his independence, and extensive experience and knowledge gained from being an expert well-versed in finance-related legal systems/regulations and advanced technologies such as blockchain, at meetings such as meetings of the Board of Directors, activities such as the determination of important matters and supervision of business execution have been carried out.
Patricia Mosser	Attended all 11 meetings of the Board of Directors and all 5 meetings of the Board Risk Committee held during the fiscal year, and appropriately made statements. In addition, with regard to the expected role as an outside director, utilizing her independence, and extensive experience and knowledge gained from being an economist, a central banker and a scholar for many years, at meetings such as meetings of the Board of Directors, activities such as the determination of important matters and supervision of business execution have been carried out.
Takahisa Takahara	Attended all 11 meetings of the Board of Directors, all 6 meetings of the Nomination Committee, and all 5 meetings of the Compensation Committee held during the fiscal year, and appropriately made statements. In addition, with regard to the expected role as an outside director, utilizing his independence, and extensive experience and knowledge gained from being a corporate manager for many years, at meetings such as meetings of the Board of Directors, activities such as the determination of important matters and supervision of business execution have been carried out.
Miyuki Ishiguro	Attended all 11 meetings of the Board of Directors and all 5 meetings of the Board Risk Committee held during the fiscal year, and attended all 5 meetings of the Nomination Committee and all 4 meetings of the Compensation Committee held after her appointment during the fiscal year, and appropriately made statements. In addition, with regard to the expected role as an outside director, utilizing her independence, and extensive experience and knowledge gained from being an attorney for many years, at meetings such as meetings of the Board of Directors, activities such as the determination of important matters and supervision of business execution have been carried out.
Masahiro Ishizuka	Attended all 11 meetings of the Board of Directors and all 13 meetings of the Audit Committee held during the fiscal year, and appropriately made statements. In addition, with regard to the expected role as an outside director, utilizing his independence, and extensive experience and knowledge gained from being a Certified Public Accountant well-versed in international accounting systems for many years, at meetings such as meetings of the Board of Directors, activities such as the determination of important matters and supervision of business execution have been carried out.
Taku Oshima	Attended all 11 meetings of the Board of Directors, all 6 meetings of the Nomination Committee, and all 5 meetings of the Compensation Committee held during the fiscal year, and appropriately made statements. In addition, with regard to the expected role as an outside director, utilizing his independence, and extensive experience and knowledge gained from being a corporate manager for many years, at meetings such as meetings of the Board of Directors, activities such as the determination of important matters and supervision of business execution have been carried out.
Nellie Liang	Attended all 9 meetings of the Board of Directors and all 5 meetings of the Board Risk Committee held after her appointment during the fiscal year, and appropriately made statements. In addition, with regard to the expected role as an outside director, utilizing her independence, and knowledge regarding finance-related regulations and experience as an economist for many years, at meetings such as meetings of the Board of Directors, activities such as the determination of important matters and supervision of business execution have been carried out.

(Note)
Other than the above, Outside Directors Meetings, consisting solely of members who are Outside Directors, have been held, and

utilizing things such as each person's experience and knowledge, there have been discussions concerning matters such as the Company's business and corporate governance.

3. Status of the Executive Officers (as of March 31, 2026)

Name	Positions and Responsibilities	Significant Concurrent Positions
Kentaro Okuda	Director Representative Executive Officer and President Group CEO	See "1. Status of the Directors"
Yutaka Nakajima	Director Representative Executive Officer and Deputy President	See "1. Status of the Directors"
Toshiyasu Iiyama	Executive Officer and Deputy President Chief of Staff Head of China Committee	Representative Director and Deputy President of Nomura Securities Co., Ltd.
Takumi Kitamura	Executive Officer Chief Transformation Officer (CTO)	Representative Director and Deputy President of Nomura Securities Co., Ltd.
Sotaro Kato	Executive Officer Chief Risk Officer (CRO) (based in New York)	Director and Executive Vice President of Nomura Securities Co., Ltd. Director of Nomura Holding America Inc.
Christopher Willcox	Executive Officer Head of Wholesale Chairman of Investment Management (based in New York)	Not Applicable
Hiroyuki Moriuchi	Executive Officer Chief Financial Officer (CFO)	Director and Senior Corporate Managing Director of Nomura Securities Co., Ltd.

(Reference) Executive Officers as of April 1, 2026 are as follows:

Kentaro Okuda	Representative Executive Officer and President, Group CEO
Yutaka Nakajima	Representative Executive Officer and Deputy President
Toshiyasu Iiyama	Executive Officer and Deputy President, Chief of Staff, Head of Well Growing Institute, Head of China Committee
Christopher Willcox	Executive Officer and Deputy President, Head of Wholesale, Chairman of Investment Management (based in New York)
Go Sugiyama	Executive Officer and Deputy President, Head of Banking
Takumi Kitamura	Executive Officer, Chief Transformation Officer (CTO)
Sotaro Kato	Executive Officer, Chief Risk Officer (CRO) (based in New York)
Hiroyuki Moriuchi	Executive Officer, Chief Financial Officer (CFO)

4. Directors and Officers Liability Insurance Contracts

The Company has entered into directors and officers liability insurance contracts set forth in Paragraph 1, Article 430-3 of the Companies Act with insurance companies, which have persons such as directors, executive officers, senior managing directors, corporate auditors, and senior employees of the Company and its subsidiaries, etc. as insured persons. Under these insurance contracts, there will be an indemnification of losses, such as compensation for damages and litigation costs, incurred by an insured person due to a claim for loss or damage caused by an act (including an omission) carried out on the basis of the position, such as director or officer, held by the insured at the Company, and all insurance premiums of the insured have been entirely borne by the Company. However, there are certain exclusions applicable to such insurance contracts such as losses caused by a deliberately fraudulent or dishonest act of individuals such as directors/officers.

5. Compensation paid to Directors and Executive Officers

(Millions of yen)

| | Number[1] | Fixed compensation | Performance-linked compensation | | | | | Total |
| | | Monetary compensation | | | Non-monetary compensation | | | |
		Base Salary	Cash Bonuses	Notional Stock Unit ("NSUs")[2]	Restricted Stock Unit ("RSUs")[2]	Performance Share Unit ("PSUs")[2]		
Directors	11	351	355	437	—	—		1,143
(Outside Directors)	(9)	(194)	(—)	(—)	(—)	(—)		(194)
Executive Officers	8	639	2,720	3,314	170	528		7,371
Total	19	990	3,075	3,751	170	528		8,514

(Notes)
1. The number of people includes 1 Director and 1 Executive Officer who retired in June 2025, and 1 Director and 1 Executive Officer who were appointed in the same month. There were 10 Directors and 7 Executive Officers as of March 31, 2026. Compensation to Directors who were concurrently serving as Executive Officers is included within Executive Officers.
2. Represents deferred stock-based compensation awards granted in prior years recognized as expense in the consolidated financial statement of income for the year ended March 31, 2026. The expense of NSUs is remeasured to fair value at each balance sheet date, while the amounts of RSUs and PSUs are measured at fair value on the grant date.
3. Subsidiaries of the Company paid ¥72 million to Outside Directors as compensation, etc. for their directorship at those subsidiaries for the year ended March 31, 2026.

6. Matters relating to Performance-Linked Compensation
(1) Calculation method of the Performance-Linked Compensation
- Compensation of Directors and Executive Officers is divided into fixed compensation and performance-linked compensation, with fixed compensation consisting of base salary and performance-linked compensation consisting of annual bonus and long-term incentive plans.
- With respect to the President and the Group CEO, given the overall responsibility of business execution of the Nomura Group, the basic amount of the Performance-Linked Compensation is calculated based on the level of achievement in actual value(s) against the target value(s) of key performance indicator(s) and performance metrics that form the basis for their calculation. In addition, Total Compensation, including fixed compensation and performance-linked compensation, is determined by considering, as needed, qualitative evaluation competitor benchmarking etc. by the Compensation Committee.
- With respect to the Directors and the Executive Officers, their Annual Bonus and Total Compensation are determined based on the ones of the Group CEO, reflecting individual roles and responsibilities, respective jurisdiction's regulations and compensation level etc. in addition to the qualitative elements.

(2) Performance Indicator to be used for calculation of the Performance-Linked Compensation
Quantitative elements
In order to ensure alignment with Nomura Group's management vision and business strategy, we select key performance indicators such as ROE and performance metrics that form the basis for its calculation. Additionally, we choose stock price-related indicators to promote alignment of interests with shareholders. In the current fiscal year, NHI achieved the target of 8-10%+ for ROE.

Type of elements	Item	Actual
Profit and loss	Net revenue	2,167.7 billion yen
	Revenue cost coverage ratio[1]	75.1%
	Income before income taxes	539.8 billion yen
Per share information	EPS	118.99 yen

Capital efficiency	ROE	10.1%
Shareholder returns	Total Shareholder Return("TSR")[2]	138.2%

(Notes)
1. Ratio calculated by dividing Total non-interest expenses by Net revenue
2. The value obtained by dividing the total of fluctuations in the price of NHI shares and dividends in the current fiscal year by the NHI share price at the end of the previous business year.

Qualitative elements

To promote enhancement of Nomura Group's corporate value and the realization of a sustainable society, we have selected strategic management, as well as initiatives related to community, talent, and inclusion, as evaluation criteria.

7. Matters relating to Stock Based Compensation and Non-Monetary Compensation
(1) Outline of current Stock Based Compensation Awards.

The outline of current Stock Based Compensation Awards is as follows.

Type of award	Key features
RSUs	• Settled in the Company's common stock. • Graded vesting period is set as three years in principle.
NSUs	• Linked to the price of the Company's common stock Cash-settled in local currency. • Graded vesting period is set as three years in principle.
PSUs	• The number of shares to be awarded will be determined based on the achievement of the performance targets during the three-fiscal-year performance evaluation period.

(2) Share-based Compensation as Non-Monetary Compensation

The company sets half of the amount of the Yearly Bonus of the Directors and Executive Officers as Deferred Compensation. In principle, RSUs that fall under the Non-Monetary Compensation is used for payment of the amount. Furthermore, the Company has introduced PSUs as a long-term incentive plan.

(3) PSUs as the Long Term Incentive Plan

Under NHI's PSU program, the base number of NHI shares to be granted is initially determined based on NHI's performance and other factors each fiscal year. Following the performance period, the number of NHI shares to be awarded will vary from 0% to 150% of the base number of NHI shares depending on the degree of achievement of the performance targets for the three fiscal years. The settlement of the PSUs will be primarily in NHI common shares held as treasury stock.

The performance indicators used in the evaluation are ROE and TSR. Please refer to the following for details.

Performance indicators selected as Basis of calculation

In order to enhance NHI's corporate value over the medium to long term and to align NHI's interests with those of its shareholders, a combination of ROE (average value over the performance evaluation period) and TSR (absolute value over the performance evaluation period) will be the basis to calculate the award amount.

Calculation Method for the base number of shares and the number of shares to be granted
1) Calculation method for the base number of shares:

The base number of NHI shares shall be calculated by dividing the amount determined with reference to the performance and qualitative evaluation of the target fiscal year, as well as competitor benchmarking with the NHI price at the time of grant.

2) Calculation method for the number of NHI shares to be granted:

   After the end of the performance evaluation period, the number of shares to be granted will be calculated in accordance with the following method.

   a) Performance Evaluation Indicators and Grant Ratio

Performance Indicators	Composition ratio	Change in the grant ratio	Evaluation method
ROE	50%	0%~150%	Calculated based on the actual (average) values for the three-year performance evaluation period
TSR	50%	0%~150%	Calculated based on the actual value (absolute value) during the three-year performance evaluation period

The calculation methods for ROE and TSR, which form the basis for performance evaluation, are as follows:

\<ROE\>

   If the actual value (average value) for the performance evaluation period of 3 years reaches the management goal of 8% set by Nomura Group, a certain number of benchmark shares will be granted. If the actual value reaches 5%, 50% of the benchmark shares will be granted, and if it exceeds 12%, 150% of the benchmark shares will be granted. Additionally, if the actual value does not exceed either the lowest value of the past 3 business years, including the grant year, or 3%, no grant will occur.

\<TSR\>

   If the actual value (absolute value) for the performance evaluation period of 3 years reaches 125%, a certain number of benchmark shares will be granted. On the other hand, if the actual value is 100% or below, no grant will occur. Furthermore, if the actual value exceeds 150%, 150% of the benchmark shares will be granted. The calculation process of the actual value is as follows:

3-Year TSR = (Closing Stock Price (B) + Total Dividends during the performance evaluation period) / Initial Stock Price (A)

A: Initial Stock Price (Average closing price one month before the start of the performance evaluation period)

B: Final Stock Price (Average closing price one month before the end of the performance evaluation period)

b) Calculation method for the number of NHI shares to be paid:

   The number of NHI shares to be granted is calculated by multiplying the base number of NHI shares by the weighted average of the grant ratio based on ROE and the grant ratio based on TSR. The base number of NHI shares for the PSUs for the year ended March 31, 2026 has been calculated as 541,000 NHI shares, and the number of NHI shares when applying a payout rate of 150% is 811,500 shares.

$$\left(\left(\text{ROE Grant ratio} \times 50\%\right) + \left(\text{TSR Grant ratio} \times 50\%\right)\right) \times \text{Basic number of shares}$$

c) Performance evaluation period and payment schedule:

   The performance evaluation period shall be three years from the fiscal year in which the base number of PSUs is determined. After the performance evaluation period has concluded, the evaluation shall be finalized and the stock compensation based on PSUs shall be paid.

Delivery Method

   The NHI shares awarded at the end of the performance period will be primarily issued from treasury stock.

(4) Effect of payment of stock based compensation as deferred compensation

By providing equity-linked compensation as deferred compensation, the economic value of the compensation is linked to the stock price of NHI, and a certain vesting period is set.

• Alignment of interests with shareholders.

• Medium to long term incentives and retention by providing an opportunity for the economic value of Deferred Compensation at the time of grant to be increased by a rise in shares during a period of time from grant to vesting.

• Promotion of cross divisional collaboration and cooperation by providing a common goal of increasing corporate value over the medium to long term.

Due to these benefits, the active use of Deferred Compensation is also recommended by regulators in the key jurisdictions in which we operate.

With respect to Deferred Compensation in Nomura, a deferral period is generally three or more years from the following fiscal year or later. This is in line with the "Principles for Sound Compensation Practices" issued by the Financial Stability Board which recommends, among other things, a deferral period of three or more years.

8. Matters relating to Individual Directors and Executive Officers' Compensation Determined by Compensation Committee

(1) Method of Determining Compensation Policies

As the Company is organized under the Committee System, the Compensation Committee has set the "Compensation Policy of Nomura Group" and "Compensation Policy for Directors and Executive Officers of Nomura Holdings, Inc."

(2) Compensation Policy of Nomura Group

The "Compensation Policy of Nomura Group" is as follows:

Nomura Group has established compensation policy for Nomura Group officers and employees, including directors and Executive Officers of Nomura Holdings, Inc. ("NHI"). This policy is referred to as the "Basic Policy" and is as follows.

Compensation Governance

As a company with three Board Committees structure, pursuant to Japanese corporate law, NHI has established an independent statutory Compensation Committee. Majority of the Committee members are outside directors. The Committee has established both the Basic Policy and a Compensation Policy for Directors and Executive Officers of NHI, on the basis of which it considers and determines the details of individual compensation for Directors and Executive Officers of NHI.

With respect to the relevant policies and total compensation funding for Nomura Group officers and employees other than the Company's directors and Executive Officers, certain decisions regarding employment and remuneration matters are delegated to the "Human Resources Committee" ("HRC") by Executive Management Board of NHI. The HRC is chaired by the Group CEO and the individual appointed by the chairman, taking into account financial and risk management perspectives. The HRC considers and determine the above mentioned matters by cooperating with the remuneration committees in each region.

The Committee shall establish the Compensation Recovery Policy of NHI to comply with, among others, the U.S. Securities Exchange Act of 1934, as amended and shall determine matters with respect to compensation of covered officers who are statutory officers of NHI under Japanese law, and the HRC shall be responsible for the management, operation, interpretation and administration of such.

Compensation Policies and Practices

Nomura Group recognizes that its employees are key in pursuing the purpose which is "We aspire to create a better world by harnessing the power of financial markets".

Compensation for Nomura Group employees is designed to support achieving sustainable corporate growth, increasing enterprise value over the medium and long-term and maintaining sound and effective risk management, while at the same time positively contributing to the interest of all Nomura shareholders. In addition, in order to ensure that Nomura Group attracts, retains, motivates and develops talent, the level and structure of remuneration takes into account the roles and responsibilities of individuals as well as the market pay levels in Japan and overseas, doing so in line with any relevant laws and regulatory expectations.

1) Sustainable corporate growth and increasing enterprise value over the medium and long-term

Compensation for Nomura Group employees aims to realize Nomura Group corporate philosophy, to promote healthy corporate culture and behavior in line with Nomura Group "Code of Conduct" and to facilitate a greater alignment with the sustainability considerations.

Based on the pay-for-performance principle, compensation supports Nomura Group business strategy, objectives and the aim of sustainable growth and increasing enterprise value over the medium and long-term, while at the same time it ensures the maintenance of sound and market-competitive remuneration practices.

2) Sound and effective risk management

Nomura Group maintains a sound and effective risk management with an appropriate risk appetite. The Company adjusts the performance measurement standards and indicators when determining compensation by considering both financial and non-financial risks in each business. The qualitative factors such as conduct, compliance, professional ethics and corporate philosophy are considered in determining the final amount of remuneration, which may include a reduction resulting from a disciplinary action.

In addition, when granting compensation, it shall be specified that in the event of a material revision of financial statements or a material violation of applicable laws and regulations or Nomura Group rules and policies, compensation may be subject to reduction, suspension, forfeiture of rights, cancellation, offset by other compensation, or re-payment (so-called "clawback").

3) Alignment of interests with shareholders

For Nomura Group employees who receive a certain amount of remuneration, a portion of the remuneration is stock-related remuneration linked to shares of NHI with an appropriate deferral period applicable, in order to ensure an alignment with the shareholders' interests.

<u>Approval and Revision of the Basic Policy</u>

The approval, amendment or repeal of the Basic Policy can be made by the Compensation Committee of NHI.

(3) Compensation Policy for Directors and Executive Officers of Nomura Holdings, Inc.

"Compensation Policy for Directors and Executive Officers of Nomura Holdings, Inc." is as follows:

Compensation of Directors and Executive Officers is divided into fixed compensation and performance-linked compensation, with fixed compensation consisting of base salary and performance-linked compensation consisting of annual bonus and long-term incentive plans. In order to provide incentives for the improvement of medium to long-term corporate value and to align the interests of shareholders, a portion of the compensation is paid through stock-related incentives with a specified deferral period.

<Composition of Compensation for Directors and Executives>

Fixed Compensation	Performance-linked Compensation	
Base salary	Annual Bonuses	Long-term Incentive Plan

Fixed Compensation
• Base salary is determined based on factors such as professional background, career history, responsibilities and compensation standards of related business fields.

Performance-linked Compensation
• With respect to the Group CEO, given the overall responsibility of business execution of the Nomura Group, the basic amount of the performance-linked compensation is calculated based on the level of achievement in

actual value(s) against the target value(s) of key performance indicator(s) and performance metrics that form the basis for their calculation. In addition, qualitative evaluation competitor benchmarking is to be reflected when determining final annual bonus amount.

- With respect to Directors and other Executive Officers, amount of annual bonus is determined with the annual bonus of Group CEO as standard baseline, taking into consideration the roles and responsibilities, local remuneration regulations and compensation levels in each jurisdiction etc., in addition to the qualitative evaluation of the individual.
- Audit Committee members and Outside Directors are not bonus-eligible in order to maintain and ensure their independence from business execution.

a) Annual Bonuses
In principle, certain portion of annual bonus payment should be deferred.

b) Long-term Incentive Plan
- Payments under long-term incentive plans are made when a certain degree of achievements are accomplished.
- Payments are made in equity-linked awards.

When granting compensation, it shall be specified that in the event of voluntary resignation, a material revision of financial statements or a material violation of applicable laws and regulations or Nomura Group rules and policies, compensation of Directors and Executive Officers may be subject to reduction, suspension, forfeiture of rights, cancellation, offset by other compensation, or re-payment (so-called "clawback").

(4) The reasons why the Compensation Committee confirmed that the compensations in relation to the Fiscal Year, to be paid for the Directors and Executive Officers are in line with the compensation policies

During the Fiscal Year, the Compensation Committee was held 5 times and has been discussing as follows.

Date	Summary of the discussion and the resolution		Attendance records of the member
April 25, 2025	Resolution:	• The annual bonus and Long Term Incentive Plan for the year ended March 31, 2025.	All members attended
June 24, 2025	Resolution:	• The appointment of the Director with the right to convoke the board of directors meetings. • The Director who reports the executions of the committee's duties to the board of the directors meetings. • Individual base salary of the Statutory Officers. • Granting RSUs and NSUs to the Statutory Officers. • Granting PSUs to the Representative Executive Officers. • The amendment for the Basic Policy.	All members attended
	Reporting:	• Schedule for current fiscal year. • The Policy for Statutory Officers and the Compensation Recovery Policy.	
September 25, 2025	Discussion	• Eligible Recipients of Long Term Incentive Plan. • Base salary of the Directors and Executive Officers.	All members attended
December 4, 2025	Resolution:	• Eligible Recipients of Long Term Incentive Plan. • Base salary of the Directors and Executive Officers.	All members attended
March 27, 2026	Resolution:	• Individual base salary of the Directors and Executive Officers effective from April.	All members attended

Through the discussions and the resolutions above, the Compensation Committee confirmed that the compensations for the Directors and the Executive Officers regarding the year ended March 31, 2026 are in line with relevant compensation policies and appropriate. Also, the outlines of the discussions have been reported to the Board of Directors meeting.

IV. Matters Relating to Accounting Auditor

1. Name: Ernst & Young ShinNihon LLC

2. Audit Fees, etc.

Item	Amount
(1) Audit fees, etc.	586 million yen
(2) Total amount of cash and other financial benefits payable by the Company and its subsidiaries to the Accounting Auditor	1,200 million yen

(Notes)

1. The audit contract between the Company and the Accounting Auditor does not separate the audit fees based on the Companies Act and the Financial Instruments and Exchange Act. Since the audit fees based on the Companies Act and the Financial Instruments and Exchange Act could not be substantively separated, the amount of audit fees above includes the audit fees based on the Financial Instruments and Exchange Act.

2. In addition to the attestation services pursuant to the Article 2, Paragraph 1 of the Certified Public Accountant Act, the Company and its subsidiaries pay compensation to the Accounting Auditor with respect to verification services on compliance with the segregation of customers' assets requirements, etc.

3. Significant overseas subsidiaries of the Company are subject to audit (limited to audit pursuant to the Companies Act or the Financial Instruments and Exchange Act and other equivalent foreign regulations) by certified public accountants or auditing firms (who hold equivalent qualifications in foreign countries) other than the Company's Accounting Auditor.

4. The Audit Committee has received necessary documents and reports from the Chief Financial Officer ("CFO"), relevant internal divisions, and the Accounting Auditor, and has confirmed the structure of the Accounting Auditor's audit team, audit plan, audit status, the maintenance status of the structure for controlling quality of the audit firm, and the basis for the calculation of estimated audit fees, etc. Additionally, the Audit Committee conducts pre-approval procedures in accordance with Article 202 of the Sarbanes-Oxley Act of 2002, etc. and prior concurrence procedures in accordance with IFAC Code of Ethics (Code of Ethics for Professional Accountants) and related regulations. Based on the result of such confirmations and procedures, the Audit Committee has verified the audit fees, etc. of the Accounting Auditor and determined that it is at a reasonable level to maintain and improve audit quality, and has given the Companies Act Article 399 Paragraph 1 consent.

3. Dismissal or Non-Reappointment Policy

(1) If the Accounting Auditor corresponds to any of the items stipulated under Article 340, Paragraph 1 of the Companies Act, the Audit Committee shall consider dismissal of the Accounting Auditor, and if dismissal is determined to be reasonable, the Audit Committee will dismiss the Accounting Auditor by a unanimous consent of all members of the Audit Committee. In such event, an Audit Committee Member appointed by the Audit Committee shall report the dismissal of the Accounting Auditor and reasons for dismissal at the general meeting of shareholders to be convened immediately after the dismissal.

(2) In cases where the Audit Committee determines that the Accounting Auditor has issues in terms of the fairness, or that maintenance of more appropriate audit structure is needed, a proposal on dismissal or non-reappointment of the Accounting Auditor will be submitted to the Annual General Meeting of Shareholders.

Consolidated Balance Sheet (As of March 31, 2026)

(Millions of yen)

ASSETS

Cash and cash deposits:	5,648,974
Cash and cash equivalents	4,298,693
Time deposits	709,639
Deposits with stock exchanges and other segregated cash	640,642
Loans and receivables:	9,542,805
Loans receivable	7,745,214
Receivables from customers	470,341
Receivables from other than customers	1,345,631
Allowance for credit losses	(18,381)
Collateralized agreements:	17,549,895
Securities purchased under agreements to resell	13,210,236
Securities borrowed	4,339,659
Trading assets and private equity and debt investments:	26,342,087
Trading assets	26,128,073
Private equity and debt investments	214,014
Other assets:	3,562,164
Office buildings, land, equipment and facilities	543,847
(net of accumulated depreciation and amortization of 600,417 million yen)	
Non-trading debt securities	761,267
Investments in equity securities	123,191
Investments in and advances to affiliated companies	535,402
Other	1,598,457
Total assets	62,645,925

LIABILITIES

Short-term borrowings	1,752,669
Payables and deposits:	8,697,888
Payables to customers	1,598,758
Payables to other than customers	3,432,040
Deposits received at banks	3,667,090
Collateralized financing:	18,066,278
Securities sold under agreements to repurchase	15,233,838
Securities loaned	2,448,284
Other secured borrowings	384,156
Trading liabilities	12,915,584
Other liabilities	1,813,635
Long-term borrowings	15,544,956
Total liabilities	58,791,010

Commitments and contingencies

EQUITY

Common stock	594,493
Authorized – 6,000,000,000 shares	
Issued – 3,088,562,601 shares	
Outstanding – 2,901,337,224 shares	
Additional paid-in capital	706,261
Retained earnings	2,013,986
Accumulated other comprehensive income	548,221
Common stock held in treasury, at cost – 187,225,377 shares	(155,093)
Total Nomura Holdings, Inc. shareholders' equity	3,707,868
Noncontrolling interests	147,047
Total equity	3,854,915
Total liabilities and equity	62,645,925

Consolidated Statement of Income (April 1, 2025 — March 31, 2026)

	(Millions of yen)
Commissions	455,289
Fees from investment banking	200,548
Asset management and portfolio service fees	468,600
Net gain on trading	696,894
Gain on private equity and debt investments	12,604
Interest and dividends	2,669,640
Gain on investments in equity securities	13,066
Other	241,845
Total revenue	4,758,486
Interest expense	2,590,773
Net revenue	2,167,713
Compensation and benefits	829,502
Commissions and floor brokerage	221,857
Information processing and communications	248,439
Occupancy and related depreciation	71,523
Business development expenses	33,679
Other	222,892
Non-interest expenses	1,627,892
Income before income taxes	539,821
Income tax expense	165,439
Net income	374,382
Less: Net income attributable to noncontrolling interests	12,253
Net income attributable to Nomura Holdings, Inc. shareholders	362,129

Consolidated Statement of Changes in Equity (April 1, 2025 — March 31, 2026)

(Millions of yen)

Common Stock	
Balance at beginning of year	594,493
Balance at end of year	594,493
Additional paid-in capital	
Balance at beginning of year	704,877
Stock-based compensation awards	1,400
Changes in an affiliated company's interests	(16)
Balance at end of year	706,261
Retained earnings	
Balance at beginning of year	1,867,379
Net income attributable to Nomura Holdings, Inc.'s shareholders	362,129
Cash dividends	(148,840)
Loss on disposal of treasury stock	(9,016)
Cancellation of treasury stock	(57,666)
Balance at end of year	2,013,986
Accumulated other comprehensive income (loss)	
Cumulative translation adjustments	
Balance at beginning of year	407,977
Net change during the year	142,524
Balance at end of year	550,501
Defined benefit pension plans	
Balance at beginning of year	(7,105)
Pension liability adjustments	6,983
Balance at end of year	(122)
Non-trading debt securities	
Balance at beginning of year	(1,147)
Net unrealized loss on non-trading debt securities	(2,215)
Balance at end of year	(3,362)
Own credit adjustments	
Balance at beginning of year	48,083
Own credit adjustments	(46,879)
Balance at end of year	1,204
Balance at end of year	548,221
Common stock held in treasury	
Balance at beginning of year	(143,678)
Repurchases of common stock	(101,499)
Sale of common stock	0
Common stock issued to employees	32,418
Cancellation of treasury stock	57,666
Balance at end of year	(155,093)
Total NHI shareholders' equity	
Balance at end of year	3,707,868
Noncontrolling Interests	
Balance at beginning of year	110,120
Cash dividends	(21,056)
Net income attributable to noncontrolling interests	12,253
Net change in accumulated other comprehensive income (loss) attributable to noncontrolling interests	
Cumulative translation adjustments	5,214
Transaction between NHI group and noncontrolling interest holders, net	44,694
Other net change in noncontrolling interests	(4,178)
Balance at end of year	147,047
Total equity balance at end of year	3,854,915

Independent Auditor's Report

May 14, 2026

The Board of Directors
Nomura Holdings, Inc.

Ernst & Young ShinNihon LLC
Tokyo, Japan

Toyohiro Fukata
Designated Engagement Partner
Certified Public Accountant

Shinichi Hayashi
Designated Engagement Partner
Certified Public Accountant

Mitsuhiro Nagao
Designated Engagement Partner
Certified Public Accountant

Toshiro Kuwata
Designated Engagement Partner
Certified Public Accountant

Opinion

Pursuant to Article 444, paragraph 4 of the Companies Act, we have audited the accompanying consolidated financial statements, which comprise the consolidated balance sheet, the consolidated statement of income and changes in equity and notes to the consolidated financial statements of Nomura Holdings, Inc. and its consolidated subsidiaries (the Group) applicable to the fiscal year from April 1, 2025 to March 31, 2026.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position and results of operations of the Group applicable to the fiscal year ended March 31, 2026, in accordance with accounting principles generally accepted in the United States of America with certain disclosure items omitted pursuant to the same provisions in the second sentence of Article 120, section 1 of the Ordinance on Accounting of Companies, as applied to Article 120-3, section 3.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in Japan. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Japan, including those applicable to audits of financial statements of public interest entities, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Information

The other information comprises the information included in the Group's business report and its supplementary schedules. Management is responsible for preparation and disclosure of the other information. The Audit Committee is responsible for overseeing the Group's reporting process of the other information.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact.

We have nothing to report in this regard.

Responsibilities of Management and the Audit Committee for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America with certain disclosure items omitted pursuant to the same provisions in the second sentence of Article 120, section 1 of the Ordinance on Accounting of Companies, as applied to Article 120-3, section 3, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group's ability to continue as a going concern and disclosing, as required by accounting principles generally accepted in the United States of America with certain disclosure items omitted pursuant to the same provisions in the second sentence of Article 120, section 1 of the Ordinance on Accounting of Companies, as applied to Article 120-3, section 3, matters related to going concern.

The Audit Committee is responsible for overseeing the Group's financial reporting process.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with auditing standards generally accepted in Japan, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

   · Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.

   · Consider internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances for our risk assessments, while the purpose of the audit of the consolidated financial statements is not expressing an opinion on the effectiveness of the Group's internal control.

   · Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

   · Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Group to cease to continue as a going concern.

   · Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation in accordance with accounting principles generally accepted in the United States of America with certain disclosure items omitted pursuant to the same provisions in the second sentence of Article 120, section 1 of the Ordinance on Accounting of Companies, as applied to Article 120-3, section 3.

   · Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the Group as a basis for forming an opinion on the consolidated financial statements. We are responsible for the direction, supervision and review of the group audit. We remain solely responsible for our audit opinion.

We communicate with the Audit Committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Audit Committee with a statement that we have complied with the ethical requirements regarding independence that are relevant to our audit of the consolidated financial statements in Japan, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied to reduce threats to an acceptable level.

Interest Required to Be Disclosed by the Certified Public Accountants Act of Japan

Our firm and its designated engagement partners do not have any interest in the Group which is required to be disclosed pursuant to the provisions of the Certified Public Accountants Act of Japan.

(Note)

This is an English translation of the Japanese language Independent Auditor's Report issued by Ernst & Young ShinNihon LLC in connection with the audit of the consolidated financial statements of the Group, prepared in Japanese, for the year ended March 31, 2026. Ernst & Young ShinNihon LLC has not audited the English language version of the financial statements for the above-mentioned year.

Balance Sheet (As of March 31, 2026)

(Millions of yen)

ASSETS

Current Assets:	5,678,228
Cash and time deposits	181,167
Short-term loans receivable	5,243,279
Accounts receivable	878
Others	252,904
Fixed Assets:	6,313,946
Tangible fixed assets:	55,634
Buildings	7,556
Furniture & fixtures	11,493
Land	0
Construction in progress	36,586
Intangible assets:	89,098
Software	89,098
Others	0
Investments and others:	6,169,214
Investment securities	128,197
Investments in subsidiaries and affiliates (at cost)	2,591,754
Other securities of subsidiaries and affiliates	25,182
Long-term loans receivable from subsidiaries and affiliates	3,317,813
Long-term guarantee deposits	20,387
Deferred tax assets	54,768
Others	31,136
Allowance for doubtful accounts	(23)
Total assets	11,992,174

LIABILITIES

Current Liabilities:	4,234,213
Short-term borrowings	3,419,997
Bond due within one year	549,013
Collaterals received	73,049
Accrued income taxes	3,571
Accrued bonuses	86,188
Others	102,394
Long-term Liabilities:	5,275,639
Bonds payable	3,112,292
Long-term borrowings	2,037,612
Allowance for loss on business of subsidiaries and affiliates	10,167
Others	115,567
Total liabilities	9,509,851

NET ASSETS

Shareholders' equity:	2,518,344
Common stock	594,493
Additional paid-in capital:	559,676
Capital reserves	559,676
Retained earnings:	1,519,073
Retained earnings reserve	81,858
Other retained earnings	1,437,215
Retained earnings carried forward	1,437,215
Treasury stock	(154,897)
Valuation and translation adjustments:	(36,091)
Net unrealized gain on investments	37,582
Deferred gains or loss on hedges	(73,674)
Stock acquisition rights	70
Total net assets	2,482,323
Total liabilities and net assets	11,992,174

Statement of Income (April 1, 2025 — March 31, 2026)

	(Millions of yen)
Operating revenue	704,491
Property and equipment fee revenue	123,896
Rent revenue	26,728
Royalty on trademark	60,952
Dividend from subsidiaries and affiliates	199,644
Interest income from loans to subsidiaries and affiliates	270,803
Others	22,469
Operating expenses	544,945
Compensation and benefits	71,096
Occupancy and equipment costs	38,242
Data processing and office supplies	87,331
Depreciation and amortization	30,348
Taxes	3,399
Others	9,440
Interest expenses	305,089
Operating income	159,546
Non-operating income	12,636
Non-operating expenses	10,803
Ordinary income	161,379
Extraordinary income	3,565
Gain on sales of investment securities	2,574
Compensation income	523
Gain on sales of subsidiaries and affiliates	411
Gain on reversal of subscription rights to shares	58
Extraordinary losses	25,436
Loss on sales of investment securities	26
Loss on devaluation of investment securities	340
Loss on sales of subsidiaries and affiliates	61
Loss on devaluation of stocks of subsidiaries and affiliates	14,193
Provision for loss on business of subsidiaries and affiliates	10,167
Loss on sales and retirement of fixed assets	649
Income before income taxes	139,509
Income taxes - current	6,803
Income taxes - deferred	(259)
Net income	132,964

Statement of Changes in Net Assets (April 1, 2025 - March 31, 2026)

(Millions of yen)

Shareholders' Equity	
Common stock	
Balance at beginning of year	594,493
Balance at end of year	594,493
Additional paid-in capital	
Capital reserve	
Balance at beginning of year	559,676
Balance at end of year	559,676
Total capital reserve	
Balance at beginning of year	559,676
Balance at end of year	559,676
Retained earnings	
Retained earnings reserve	
Balance at beginning of year	81,858
Balance at end of year	81,858
Other retained earnings	
Retained earnings carried forward	
Balance at beginning of year	1,548,616
Change in the year	
Cash dividends	(179,742)
Net Income	132,964
Disposal of treasury stock	(6,958)
Cancellation of treasury stock	(57,666)
Total change in the year	(111,401)
Balance at end of year	1,437,215
Total retained earnings	
Balance at beginning of year	1,630,474
Change in the year	
Cash dividends	(179,742)
Net Income	132,964
Disposal of treasury stock	(6,958)
Cancellation of treasury stock	(57,666)
Total change in the year	(111,401)
Balance at end of year	1,519,073
Treasury stock	
Balance at beginning of year	(143,482)
Change in the year	
Purchases of treasury stock	(101,499)
Disposal of treasury stock	32,418
Cancellation of treasury stock	57,666
Total change in the year	(11,415)
Balance at end of year	(154,897)

	(Millions of yen)
Total shareholders' equity	
Balance at beginning of year	2,641,161
Change in the year	
Cash dividends	(179,742)
Net Income	132,964
Purchases of treasury stock	(101,499)
Disposal of treasury stock	25,460
Total change in the year	(122,817)
Balance at end of year	2,518,344
Valuation and translation adjustments	
Net unrealized gain on investments	
Balance at beginning of year	29,008
Change in the year	
Other-net	8,574
Total change in the year	8,574
Balance at end of year	37,582
Deferred gains or loss on hedges	
Balance at beginning of year	(94,461)
Change in the year	
Other-net	20,787
Total change in the year	20,787
Balance at end of year	(73,674)
Total valuation and translation adjustments	
Balance at beginning of year	(65,452)
Change in the year	
Other-net	29,361
Total change in the year	29,361
Balance at end of year	(36,091)
Stock acquisition rights	
Balance at beginning of year	303
Change in the year	
Other-net	(232)
Total change in the year	(232)
Balance at end of year	70
Total net assets	
Balance at beginning of year	2,576,011
Change in the year	
Cash dividends	(179,742)
Net Income	132,964
Purchases of treasury stock	(101,499)
Disposal of treasury stock	25,460
Other-net	29,128
Total change in the year	(93,688)
Balance at end of year	2,482,323

[Translation]

Independent Auditor's Report

May 14, 2026

The Board of Directors
Nomura Holdings, Inc.

Ernst & Young ShinNihon LLC
Tokyo, Japan

Toyohiro Fukata
Designated Engagement Partner
Certified Public Accountant

Shinichi Hayashi
Designated Engagement Partner
Certified Public Accountant

Mitsuhiro Nagao
Designated Engagement Partner
Certified Public Accountant

Toshiro Kuwata
Designated Engagement Partner
Certified Public Accountant

Opinion

Pursuant to Article 436, Section 2, Paragraph 1 of the Companies Act, we have audited the accompanying financial statements, which comprise the balance sheet, the statement of income and changes in net assets, the notes to the financial statements and the related supplementary schedules of Nomura Holdings, Inc. (the Company) applicable to the 122nd fiscal year from April 1, 2025 to March 31, 2026.

In our opinion, the accompanying financial statements and the related supplementary schedules referred above present fairly, in all material respects, the financial position and results of operations of the Company applicable to the fiscal year ended March 31, 2026, in accordance with accounting principles generally accepted in Japan.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in Japan. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Japan, including those applicable to audits of financial statements of public interest entities, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Information

The other information comprises the information included in the Company's business report and its supplementary schedules. Management is responsible for preparation and disclosure of the other information. The Audit Committee is responsible for overseeing the Company's reporting process of the other information.

Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact.

We have nothing to report in this regard.

Responsibilities of Management and the Audit Committee for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in Japan, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company's ability to continue as a going concern and disclosing, as required by accounting principles generally accepted in Japan, matters related to going concern.

The Audit Committee is responsible for overseeing the Company's financial reporting process.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with auditing standards generally accepted in Japan, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.
- Consider internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances for our risk assessments, while the purpose of the audit of the financial statements is not expressing an opinion on the effectiveness of the Company's internal control.
- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
- Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.
- Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation in accordance with accounting principles generally accepted in Japan.
- Plan and perform the audit to obtain sufficient and appropriate audit evidence regarding the financial information of the components within the Company as a basis for forming an opinion on the financial statements. We are responsible for the direction, supervision and review of the audit of the financial information of the components. We remain solely responsible for our audit opinion.

We communicate with the Audit Committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Audit Committee with a statement that we have complied with the ethical requirements regarding independence that are relevant to our audit of the financial statements in Japan, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied to reduce threats to an acceptable level.

Interest Required to Be Disclosed by the Certified Public Accountants Act of Japan

Our firm and its designated engagement partners do not have any interest in the Company which is required to be disclosed pursuant to the provisions of the Certified Public Accountants Act of Japan.

(Note)

This is an English translation of the Japanese language Independent Auditor's Report issued by Ernst & Young ShinNihon LLC in connection with the audit of the financial statements of the Company, prepared in Japanese, for the year ended March 31, 2026. Ernst & Young ShinNihon LLC has not audited the English language version of the financial statements for the above-mentioned year.

Report of the Audit Committee

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of Nomura Holdings, Inc. (the "Company") audited the execution of duties by the Directors and Executive Officers of the Company during the 122nd fiscal year (from April 1, 2025, to March 31, 2026). We hereby report the method, content, and results of the audit as follows.

1. METHOD AND DETAILS OF THE AUDIT

Based on the auditing principles and assignment of duties, etc. determined by the Audit Committee, with the cooperation of the Company's departments in charge of internal control, etc., the Audit Committee has investigated the procedure and details of the decision making at the important meetings, etc., reviewed important authorized documents and other material documents regarding business execution, investigated the performance of duties by the Directors, Executive Officers, Senior Managing Directors, and other significant employees, etc., and investigated the conditions of the businesses and assets of the Company.

With respect to the resolution of the Board of Directors regarding the internal control system as stipulated in Article 416, Paragraph 1, Items 1(ii) and (v) of the Companies Act and the internal control system maintained based on said resolution, we have received regular reports on the status of the establishment and maintenance of the system from the Directors, Executive Officers, Senior Managing Directors, and significant employees, etc., asked for explanations as necessary, and provided our opinions accordingly. In relation to internal control over financial reporting required under the Financial Instruments and Exchange Act, we have received reports from Executive Officers, etc. and Ernst & Young ShinNihon LLC regarding the assessment of such internal controls and status of the audit and asked for explanations as necessary.

With respect to subsidiaries, we have communicated and exchanged information with the subsidiaries' Directors, Senior Managing Directors, members of the Audit and Supervisory Committees, and corporate auditors, etc. and, when necessary, requested the subsidiaries to report on their business.

Furthermore, we have monitored and verified whether the Accounting Auditor maintained its independent position and implemented appropriate audits, received reports from the Accounting Auditor regarding the status of the performance of its duties, and, whenever necessary, asked for explanations. In addition, we have received confirmation from the Accounting Auditor that the "Structure for Ensuring Appropriate Operation" (matters set forth in the items prescribed in Article 131 of the Ordinance for Company Calculation) is organized in accordance with the "Quality Control Standards for Audits" (Business Accounting Council), etc. and, when necessary, asked for explanations. Regarding key audit matters, we have consulted with Ernst & Young ShinNihon LLC, received reports on the status of the audit implementation, and, when necessary, asked for explanations.

Based on the above methods, we have examined the business report and its supplementary schedules, Consolidated Financial Statements (consisting of the consolidated balance sheet, consolidated statement of income, consolidated statement of changes in equity, and the notes to the consolidated financial statements), and Non-consolidated Financial Statements (consisting of the balance sheet, statement of income, statement of changes in net assets, and notes to the non-consolidated financial statements), and supplementary schedules for this fiscal year.

2. RESULT OF THE AUDIT

(1) Result of the audit of the Business Report, etc.

1. We have found that the business report and its supplementary schedules fairly present the status of the Company in conformity with the applicable laws and regulations and the Articles of Incorporation.
2. In relation to the performance of the duties by the Directors and Executive Officers, we have found no misconduct or material facts that violate applicable laws, regulations, or the Articles of Incorporation.
3. We have found that the content of the resolution of the Board of Directors regarding the internal control system is adequate. Moreover, we have no remarks on the content of the business report or the execution of duties by the Directors and Executive Officers regarding the internal control system maintained based on said resolution, including internal control over financial reporting required under the Financial Instruments and Exchange Act.

(2) Results of the Audit of the Consolidated Financial Statements

We have found that both the method and results of the audit by Ernst & Young ShinNihon LLC, the Company's Accounting Auditor, are appropriate.

(3) Result of the audit of Financial Statements and Supplementary Schedules

We have found that both the method and results of the audit by Ernst & Young ShinNihon LLC, the Company's

Accounting Auditor, are appropriate.

May 14, 2026

THE AUDIT COMMITTEE OF
NOMURA HOLDINGS, INC.

Masahiro Ishizuka, Chairman of the Audit Committee

Victor Chu, Member of the Audit Committee

Shoji Ogawa, Member of the Audit Committee

Note: Masahiro Ishizuka and Victor Chu are Outside Directors as provided for in Article 2, Item 15 and Article 400, Paragraph 3 of the Companies Act.

Fiscal Year.. April 1 to March 31

Annual General Meeting of the Shareholders............... Held in June

<Special Note Regarding Forward-Looking Statements>

This report contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our business, our industry and capital markets around the world. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "may", "will", "expect", "anticipate", "estimate", "plan" or similar words. These statements discuss future expectations, identify strategies, contain projections of our results of operations or financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors may cause our actual results, performance, achievements or financial position expressed or implied by any forward-looking statement in this report.